TRANSGLOBE ENERGY CORPORATION

AMENDED ANNUAL INFORMATION FORM

Year Ended December 31, 2009

May 26, 2010

SCHEDULE "A"	Report on Reserves Data
SCHEDULE "B"	Report of Management and Directors on Reserves Data and Other Information
SCHEDULE "C"	Charter of Audit Committee

CURRENCY AND EXCHANGE RATES

All dollar amounts in this Annual Information Form, unless otherwise indicated, are stated in United States currency. The Company has adopted the U.S. dollar as the functional currency for its consolidated financial statements. The exchange rates for the period average and end of period for the U.S. dollar in terms of Canadian dollars as reported by the Bank of Canada, noon buying rate, were as follows for each of the years ended December 31, 2009, 2008 and 2007.

	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
End of Period	Cdn$1.0466	Cdn$1.2246	Cdn$0.9913
Period Average	Cdn$1.1420	Cdn$1.0671	Cdn$1.0740

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas

Bbl	Barrel	Mcf	thousand cubic feet
Bbls	Barrels	MMcf	million cubic feet
Mbbls	thousand barrels	Mcf/d	thousand cubic feet per day
MMbbls	million barrels	MMcf/d	million cubic feet per day
Mstb	1,000 stock tank barrels	MMBtu	million British Thermal Units
Bbls/d	barrels per day	Bcf	billion cubic feet
Bopd	barrels of oil per day	Tcf	trillion cubic feet
NGLs	natural gas liquids	GJ	gigajoule
STB	standard tank barrels

Other

API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil.
BOE or boe

barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)

boepd	barrels of oil equivalent per day
km2	square kilometres
m3	cubic meters
MBOE	1,000 barrels of oil equivalent
Mstboe	1,000 stock tank barrels of oil equivalent
$M	thousands of dollars
$MM	millions of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade
psi	pounds per square inch

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

CONVERSIONS

To Convert From	To	Multiply By

Mcf	cubic meters	0.28174
cubic meters	cubic feet	35.494
Bbls	cubic meters	0.159
cubic meters	Bbls oil	6.293
feet	meters	0.305
meters	feet	3.281
miles	kilometers	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	MMBtu	0.950

In this document, a boe conversion ratio of 6 Mcf : 1 Bbl has been used. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual information form (the "Annual Information Form") and in certain documents incorporated by reference into this Annual Information Form, constitute forward-looking statements. These statements relate to future events or the Company's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Actual operational and financial results may differ materially from TransGlobe's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company.

Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking statements in this annual information form include, but are not limited to, statements with respect to:

  unforeseen changes in the rate of production from the Company's oil and gas fields, ;
  changes in the price of crude oil and natural gas;
  adverse technical factors associated with exploration, development, production or transportation of the Company's crude oil and natural gas reserves;
  changes in Egyptian or Yemen tax, energy or other laws or regulations;
  changes in significant capital expenditures;
  delays in production starting up due to an industry shortage of skilled manpower, equipment or materials;
  the cost of inflation;
  the performance characteristics of the Company's oil and natural gas properties;
  oil and natural gas production levels;
  the quantity of oil and natural gas reserves;
  capital expenditure programs;
  supply and demand for oil and natural gas and commodity prices;
  drilling plans;
  expectations regarding the Company's ability to raise capital and to continually add to reserves though acquisitions, exploration and development;
  treatment under governmental regulatory regimes and tax laws;
  realization of the anticipated benefits of acquisitions and dispositions;
  adverse technical factors associated with exploration, development, production or transportation of crude oil and natural gas reserves; and
  changes or disruptions in the political or fiscal regimes in the Company's areas of activity.

Some of the risks and other factors, which could cause results to differ materially from those expressed in the forward-looking statements contained in this annual information form include, but are not limited to:

  general economic conditions in Canada, the United States and globally;
  general economic stability of the Company's financial lenders and creditors;
  payment of crude oil marketing contracts and associated financial hedging instruments;
  industry conditions, including fluctuations in the price of oil and natural gas;
  governmental regulation of the oil and gas industry, including environmental regulation;
  fluctuation in foreign exchange or interest rates;
  risks inherent in oil and natural gas operations;
  geological, technical, drilling and processing problems;
  unanticipated operating events which can reduce production or cause production to be shut-in or delayed;

  failure to obtain industry partner and other third-party consents and approvals, when required;
  stock market volatility and market valuations;
  competition for, among other things, capital, acquisitions of reserves, undeveloped land and skilled personnel;
  incorrect assessments of the value of acquisitions;
  the need to obtain required approvals from regulatory authorities; and
  the other factors considered under "Risk Factors".

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that some or all of the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this Annual Information Form and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

The Company believes that the expectations reflected in the forward-looking statements contained in this Annual Information Form and the documents incorporated by reference herein are reasonable but no assurance can be given that these expectations will prove to be correct, and investors should not attribute undue certainty to, or place undue reliance on, such forward-looking statements. Such statements speak only as of the date of this Annual Information Form. If circumstances or management's beliefs, expectations or opinions should change, the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by securities law. Please consult the Company's SEDAR profile at www.sedar.com for further, more detailed information concerning these matters.

CERTAIN DEFINITIONS

In this Annual Information Form, the following words and phrases have the following meanings, unless the context otherwise requires:

"AMEX" means the American Stock Exchange;

"Block 32 Joint Venture Group" means the joint venture group companies of TG Holdings (13.81087%) and partners Ansan Wikfs (Hadramaut) Ltd. (45.18913%) and DNO ASA (41.00%);

"Block 72 Joint Venture Group`" means the joint venture group comprised of DNO ASA (34%), TG Holdings (33%) and Ansan Wikfs (Hadramaut) Ltd. (33%);

"Block 84 Joint Venture Group" means the joint venture group comprised of DNO ASA (34%), TG Holdings (33%) and Ansan Wikfs (Hadramaut) Ltd. (33%);

"Block 75 Joint Venture Group" means a joint venture arrangement for Block 75 in Yemen with a subsidiary of OXY (75%) and TG Holdings (25%);

"Block S-1 Joint Venture Group" means a joint venture arrangement for Block S-1 in Yemen with a subsidiary of OXY (75%) and TG Holdings (25%);

"Brent" means the reference price paid in U.S. dollars for a barrel of light sweet crude oil produced from the Brent field in the UK sector of the North Sea;

"Cdn" means Canadian;

"COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"Common Shares" means the common shares of the Company;

"Contingent Resource Report" means the report of DeGolyer dated February 4, 2009 evaluating the Block S-1 Yemen natural gas and natural gas liquids resources of the Company as at December 31, 2008;

"CPF" means central production facility;

"DeGolyer" means DeGolyer and MacNaughton Canada Limited, independent petroleum consultants;

"DeGolyer Report" means the report of DeGolyer dated January 21, 2010 evaluating the Egypt and Yemen crude oil reserves of the Company as at December 31, 2009;

"Dry Hole" or "Dry Well" or "Non-Productive Well" means a well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well;

"Exploratory Well" means a well drilled either in search of a new, as-yet undiscovered oil or natural gas reservoir or to greatly extend the known limits of a previously discovered reservoir;

"Egypt" means the Arab Republic of Egypt;

"GAAP" means Canadian generally accepted accounting principles;

"GHP" means GHP Exploration (West Gharib) Ltd., a wholly-owned subsidiary of TransGlobe;

"Gross" or "gross" means:

(a)

in relation to the Company's interest in production and reserves, its "Company gross reserves", which are the Company's interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of the Company;

(b)	in relation to wells, the total number of wells in which the Company has an interest; and

(c)	in relation to properties, the total area of properties in which the Company has an interest;

"MENA" means Middle East North African region;

"MOM" means Ministry of Oil and Minerals, Republic of Yemen, formerly MOMR, the Ministry of Oil and Mineral Resources;

"NASDAQ" means National Association of Securities Dealers Automated Quotations, OMX Global Select Market;

"Net" or "net" means:

(d)

in relation to the Company's interest in production and reserves, the Company's interest (operating and non-operating) share after deduction of royalty obligations, plus the Company's royalty interest in production or reserves.

(e)	in relation to wells, the number of wells obtained by aggregating the Company's working interest in each of its gross wells; and

(f)	in relation to the Company's interest in a property, the total area in which the Company has an interest multiplied by the working interest owned by the Company;

"NI 51-101" means National Instrument 51-101 of the Canadian Securities Administrators, entitled "Standards of Disclosure for Oil and Gas Activities";

"NI 51-102" means National Instrument 51-102 of the Canadian Securities Administrators, entitled "Continuous Disclosure Obligations";

"OXY" means Occidental Petroleum Corporation and its subsidiaries;

"PSA" means production sharing agreement;

 "PSC" means production sharing concession;

"TransGlobe" or the "Company" means TransGlobe Energy Corporation, a corporation organized and registered under the laws of Alberta, Canada, and as the context requires, its subsidiary companies;

"TransGlobe Egypt" means TransGlobe Petroleum Egypt Inc., a wholly-owned subsidiary of TransGlobe;

"TG Holdings" means TG Holdings Yemen Inc., a wholly-owned subsidiary of TransGlobe;

"TGPI" means TransGlobe Petroleum International Inc., a wholly-owned subsidiary of TransGlobe;

"TGWGI" means TransGlobe West Gharib Inc., a wholly-owned subsidiary of TransGlobe;

"TGOS" means TransGlobe GOS Inc., a wholly owned subsidiary of TransGlobe;

"TSX" means the Toronto Stock Exchange;

"U.S." means the United States of America;

"West Gharib" means the West Gharib area in Egypt;

"West Gharib PSC" means the West Gharib production sharing concession in Egypt;

"Yemen" means the Republic of Yemen; and

 "YOC" means Yemen Oil Company.

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

TRANSGLOBE ENERGY CORPORATION

General

TransGlobe Energy Corporation ("TransGlobe" or the "Company") was incorporated on August 6, 1968 and was organized under variations of the name "Dusty Mac" as a mineral exploration and extraction venture under The Company Act (British Columbia). In 1992, the Company entered into the oil and gas exploration and development field in the United States and later in Yemen, Canada and Egypt, ceasing operations as a mining company. The Company's U.S. oil and gas properties were sold in 2000 to fund opportunities in Yemen and the Company's Canadian oil and gas assets and operations were divested in early 2008 to assist with the funding of opportunities in Egypt and Yemen. The Company changed its name to TransGlobe Energy Corporation on April 2, 1996 and on June 9, 2004, the Company continued from the Province of British Columbia to the Province of Alberta.

TransGlobe, through its wholly-owned subsidiaries, is primarily engaged in the exploration for, and the development and production of, oil and gas in Egypt and Yemen.

The Company has been listed on the TSX under the symbol "TGL" since November 7, 1997 and on the NASDAQ under the symbol TGA since January 18, 2008. Prior to listing on the NASDAQ, the Company had its U.S. listing on the AMEX since 2003.

The Company's principal office is located at 2500, 605 – 5th Avenue S.W., Calgary, Alberta, T2P 3H5. The Company's registered office is located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Intercorporate Relationships

The following table sets out the name and jurisdiction of incorporation of the Company's subsidiaries and the Company's ownership interest therein:

Name of Subsidiary	Jurisdiction of Incorporation	Ownership
TransGlobe West Gharib Inc.(1)	Turks & Caicos Islands, B.W.I.	100%
Drucker Petroleum Inc.(1)	British Virgin Islands	100%
GHP Exploration (West Gharib) Ltd.(1)	Barbados	100%
TransGlobe Petroleum International Inc.	Turks & Caicos Islands, B.W.I.	100%
TG Holdings Yemen Inc.(1)	Turks & Caicos Islands, B.W.I.	100%
TransGlobe Petroleum Egypt Inc.(1)	Turks & Caicos Islands, B.W.I.	100%
TransGlobe GOS Inc. (1)	Turks & Caicos Islands, B.W.I.	100%

Note:
(1)	These companies are 100% owned directly by TransGlobe Petroleum International Inc., which company is a wholly-owned subsidiary of the Company.

TG Holdings Yemen Inc. owns TransGlobe's interests in Yemen in Block 32, Block 72, Block 75, Block 84 and Block S-1. TransGlobe Petroleum Egypt Inc. owns TransGlobe's interest in the Nuqra Block 1 in Egypt. TransGlobe West Gharib Inc. owns TransGlobe's interest in the West Gharib concession in Egypt. TransGlobe GOS Inc. owns TransGlobe's interest in the East Ghazalat concession in Egypt.

Unless the context otherwise requires, reference in this Annual Information Form to "TransGlobe" or the "Company" includes the Company and its direct and indirect wholly-owned subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

TransGlobe is an independent international upstream oil and gas company with headquarters in Calgary, Canada whose main business activities consist of the exploration, development and production of crude oil and natural gas liquids. The Company currently has exploration and production operations in Egypt and Yemen.

During the past three years, TransGlobe has developed its business interests through a combination of acquisitions, divestitures, exploration and development. During this period, TransGlobe's primary focus has been on two concessions in Egypt (a 71.43% working interest in Nuqra Block 1 and a 100% working interest in the West Gharib Concession), five PSAs in Yemen (a 13.81087% working interest in Block 32, a 25% working interest in Block S-1, a 33% working interest in Block 72, a 25% working interest in Block 75 and a pending 33% working interest in Block 84) and in central Alberta, Canada (which business interests were divested in April, 2008). Subsequently to year end 2009 the Company acquired a 50% working interest in the East Ghazalat concession in Egypt.

2007

In 2007, the primary exploration and production focus was on the West Gharib Concession and Nuqra Block 1 in Egypt, Blocks S-1, 32, 72, 84 and 75 in Yemen; and central Alberta in Canada.

In Egypt, the Company drilled four wells, consisting of one oil well and one dry hole on West Gharib, and two exploration dry holes on Nuqra.

On September 25, 2007 the Company completed the acquisition of two companies with interests in West Gharib, Egypt and thereby acquired working interests in eight development leases (plus one development lease pending) and 24 producing wells in the West Gharib PSC area in Egypt. The West Gharib PSC is located onshore in the western Gulf of Suez rift basin of Egypt. The eight approved West Gharib development leases encompass 178 km2 and are valid for 20 years (expiring between 2019 and 2026). Modern 3D seismic coverage exists over a majority of the leases. The Company completed the acquisition of Dublin International Petroleum (Egypt) Limited ("Dublin") and Drucker Petroleum Inc. ("Drucker") from Tanganyika Oil (Bermuda) I Ltd. for US$59.0 million plus working capital adjustments effective as at July 1, 2007. Dublin and Drucker together hold a 70% working interest in the West Gharib PSC. The Company assumed operatorship of the West Gharib PSC following the closing of the transaction. The West Gharib PSC is comprised of nine development leases (including the East Hoshia development lease which was approved on January 31, 2008). Eight of the nine development leases (excluding the Hana development lease) are encumbered with a 25% financial interest through an investment agreement between Dublin and a private company. The 25% financial interest is non-voting but otherwise the private company is a 25% participating interest partner.

In Yemen, the Company drilled 13 wells, consisting of four oil wells and two dry holes on Block 32; six oil wells on Block S-1 and one dry hole on Block 72. On February 1, 2007 the Company entered into an agreement with OXY to participate with OXY as to a 25% working interest in Block 75, Yemen. The Block 75 PSA received final approval and ratification on March 8, 2008. In addition, the Company participated in a 3-D seismic acquisition program on Block 72 and facility expansions on Blocks S-1 and 32.

In Alberta, Canada, the Company drilled 18 wells, resulting in 15 gas wells and three dry wells.

2008

In 2008, the primary exploration and production focus was on the West Gharib Concession in Egypt and Blocks S-1, 32, 72 and 75 in Yemen.

In January, 2008, the Company listed on the NASDAQ under the symbol "TGA", which replaced the Company's previous listing on the AMEX.

Pursuant to an acquisition agreement dated January 9, 2008, the Company completed the acquisition of GHP, which holds a 30% interest in the West Gharib PSC. TransGlobe acquired GHP for aggregate consideration of approximately U.S.$40.2 million plus working capital adjustments. The acquisition closed February 5, 2008.

With the acquisition of GHP, the Company now holds a 100% working interest in the West Gharib PSC, with a working interest of 100% in the Hana development lease and an effective working interest of 75% in the eight non-Hana development leases.

On April 30, 2008 (pursuant to a purchase and sale agreement dated April 16, 2008), the Company closed the sale of its Canadian assets and operations for approximately Cdn$56.7 million, subject to normal closing adjustments. The proceeds from the sale of the Company's Canadian properties were used to repay debt and fund other capital expenditures.

On August 18, 2008, the Company completed the acquisition of the remaining 25% financial interest in the West Gharib concession it did not previously hold for consideration of US$18 million, which resulted in the Company holding 100% of the working interest in all nine of the leases in the West Gharib concession. The acquisition was funded from TransGlobe's credit facility and from working capital. Depending upon the size of future reserve additions in the East Hoshia and South Rahmi fields, TransGlobe has agreed to pay the vendor a success fee up to US$5.0 million and US$2.0 million, respectively.

In Egypt, the Company drilled 14 wells (12 oil wells, one water injection well and one dry hole) and acquired 362 km2 of 3-D seismic data on West Gharib. In November, TransGlobe discovered a new pool at Hana West in the Hana development lease. The first well drilled into the new pool tested at combined rates of approximately 2,820 Bopd and was placed on production at year-end at a pump-restricted rate of approximately 660 Bopd. The Company increased its working interest in the Nuqra #1 joint venture from 50% to 71.43% effective June 30, 2008, at no cost.

In Yemen, the Company drilled five wells, consisting of two oil wells and two dry holes on Block 32 and one dry hole on Block 72.

On Block 72, field acquisition of 410 km2 of 3-D seismic and 100 km of 2-D seismic was completed at the end of March 2008. The seismic data was processed and interpreted in the third quarter. Subsequently, a first exploration well, Seer #1 was drilled and resulted in a dry hole.

2009

On February 25, 2009, the Company completed the issuance of 5,798,000 Common Shares pursuant to an underwritten bought deal financing for gross proceeds of approximately Cdn$20.0 million.

In Egypt, the Company drilled 13 wells (8 oil wells, 4 water source wells and one dry hole) and expanded the waterflood projects at Hana and Hoshia. The Hana West pool (discovered November 2008) was appraised and developed during 2009.

In Yemen, the Company drilled two oil wells on Block 32. On Block 75, 340km2 of 3-D seismic was acquired and processed by year end.

Recent Developments

TransGlobe announced a farm out agreement (January 25, 2010) with Vegas Oil & Gas SA ("Vegas") to earn a 50% interest in the East Ghazalat concession in the Western Desert of Egypt, subject to the approval of the Egyptian Government. The East Ghazalat Concession is operated by Vegas, a privately owned oil and gas company with extensive Egypt experience and success.

The 858 km2 East Ghazalat Concession is located in the prolific Abu Gharadiq basin of Egypt's Western Desert, approximately 250 km west of Cairo. East Ghazalat was awarded to Vegas on June 5, 2007 and is currently in the first, three-year exploration period. There are two additional exploration period extensions of two years each. TransGlobe has committed to pay 100% of three (3) exploration wells to a maximum of $9.0 million to earn a 50% working interest in the East Ghazalat Concession. To date, Vegas has acquired 450 km of 3-D seismic to complement the existing 1,548 km of 2-D seismic and 218 km of 3-D seismic. Drilling commenced on the first of three planned exploration wells on January 14, 2010. The first exploration well, Gawad #1 was drilled to total depth of 9,418 feet and subsequently abandoned. The second exploration well, Safwa #1 (formerly known as Rabwa #1), is currently being cased as a potential oil well. An oil-bearing interval in the Cretaceous section of the Safwa #1 well was logged and oil samples were recovered during wireline testing. The well will be perforated and tested prior to moving the drilling rig to the Sahab prospect.

Also, subsequent to year-end, three additional wells were drilled on the West Gharib prospect in Egypt, resulting in a total of three oil wells, one at each of Hana #20, North Hoshia #2 and Hoshia #8. Drilling commenced at Hana #21 in early March.

DESCRIPTION OF THE BUSINESS AND PRINCIPAL PROPERTIES

TransGlobe is engaged in the exploration for and the development and production of crude oil and natural gas in Egypt and Yemen. The Company also regularly reviews potential acquisitions and new international exploration blocks to supplement its exploration and development activities.

TransGlobe's major operations and principal activities are in the oil and gas exploration and production business. The Company has had operations in Egypt, Yemen and Canada during the past five, 12 and 10 years, respectively. In Egypt, the Company has an interest in three PSCs: West Gharib, East Ghazalat and Nuqra Block 1. In Yemen, the Company has interests in five PSAs: Block 32, Block 72, Block 75, Block 84 and Block S-1. The Company sold its Canadian assets located in the Province of Alberta on April 30, 2008.

Summary of International Land Holdings

	Egypt			Yemen
Block	East Ghazalat	West Gharib	Nuqra #1	32	72	84	(1)	S-1	75
Basin	Western Desert	Gulf of Suez	Nuqra	Masila	Masila	Masila		Marib	Marib
Year acquired	2010	2007	2004	1997	2004/2005	2006/2007*		1998	2007
Status	Exploration	Development	Exploration	Development	Exploration	Exploration		Development	Exploration
Operator	Vegas	TransGlobe	TransGlobe	DNO	DNO	DNO		OXY	OXY
TransGlobe WI (%)	50%	100%	71.43%(2)	13.81087%	33%	33%		25%	25%
Block Area (km2)	858	214	14,250	591	1,822	731		1,152	1,050
Block Area (acres)	212,000	52,900	3,650,000	146,070	450,234	183,000		284,700	262,500
Expiry date	June 2010	2019-2026	July 2012	Nov. 2020	Jan. 2011	N/A		2023	March 2011
Extensions:
Exploration	1st Extension	N/A	N/A	N/A	N/A	1st Phase		N/A	2nd Phase
	24 months					42 months			36 months
	2nd Extension					2nd Phase
	24 months					30 months
Development	20 yr	+ 5 yr	20 yr	5 yr	20 yr	20 yr		5 yr	20 yr
	+ 5 yr		+ 5 yr		+ 5 yr	+ 5 yr			+ 5 yr

Notes:

(1)	PSA awaiting final government approval and ratification. First exploration term commences on the ratification date.
(2)	TransGlobe pays 88.57% of costs to first oil production. TransGlobe recovers carried costs from partner's share of production.

Summary of Inter national PSA /PSC Terms

All of the Company's international blocks are PSAs or PSCs between the host government and the contractor (joint venture partners). The government and the contractors take their share of production based on the terms and conditions of the respective contracts. The contractors' share of all taxes and royalties are paid out of the governments' share of production.

The PSAs/PSCs provide for the government to receive a percentage gross royalty on the gross production. The remaining oil production, after deducting the gross royalty, if any, is split between cost sharing oil and production sharing oil. Cost sharing oil is up to a maximum percentage as defined in the specific PSA/PSC. Cost oil is assigned to recover approved operating and capital costs spent on the specific project. Each PSA/PSC is treated individually in respect of cost recovery and production sharing purposes. The remaining production sharing oil (total production, less gross royalty, less cost oil) is shared between the government and the contractor as defined in the specific PSAs/PSCs.

The following table summarizes the Company's international PSA/PSC terms for the first tranche(s) of production for each block. All the contracts have different terms for production levels above the first tranche, which are unique to each contract. The government's share of production increases and the contractor's share of production decreases as the production volumes go to the next production tranche.

Contract Terms – Egypt (PSCs) and Yemen (PSAs)

	Egypt			Yemen
Block	East Ghazalat	West Gharib	Nuqra #1	32(1)	72	84	S-1	75
				(original)

Production Tranche	0 - 5	0 – 5 /	0-25	0-25	0-25	0-25	0-12.5	0-25
(MBopd)		5 - 10

Gross Royalty %	0%	0%	0%	3%/(10%)	3%	6.5%	3%	3%

Max. Cost Oil %	25%	30%	40%	60%/(25%)	50%	35%	50%	50%

Excess Cost Oil	0%	30%	Prod. Sharing	Prod. Sharing	Prod. Sharing	Prod. Sharing	Prod. Sharing	Prod. Sharing

Depreciation per
Quarter
Operating	100%	100%	100%	100%	100%	100%	100%	100%
Capital	5%	6.25%	6.25%	12.5%	12.5%	8.33%	12.5%	12.5%

Production
Sharing Oil:
Contractor	20%	30% / 27.5%	30%	33.25%/ (23%)	32.4%	23.98%	28.88%	34.2%
Government	80%	70% / 72.5%	70%	66.75%/ (77%)	67.6%	76.02%	71.13%	65.8%

Note:

(1)

Block 32 terms will revert to original PSA terms if production exceeds 25,000 Bopd or Proved reserves exceed 30 million barrels. Reserves are audited every two years by an independent evaluator. At November 2008, Proved reserves were less than 30 million barrels. The next reserve audit is November 2010.

Operations Review (2009)

In 2009, the Company increased total production by 22% to 8,980 Bopd (2008 - 7,342 Boepd). Production from Egypt averaged 5,828 Bopd to TransGlobe during 2009 (2008 – 3,072 Bopd). Production from Yemen averaged 3,152 Bopd to TransGlobe during 2009 (2008 – 3,786 Bopd).

2010 Outlook

  Production is expected to average between 10,000 and 10,500 Bopd, a 14% increase over the 2009 average production;
  Exploration and development spending is budgeted to be $63 million, a 77% increase from 2009 (allocated 77% to Egypt and 23% to Yemen) funded from funds flow from operations and cash on hand; and
  Using the mid-point of production expectations and an average oil price assumption for the year of $65/Bbl for Dated Brent oil, funds flow from operations is expected to be $67 million.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The report on reserves data in Form 51-101F2 and the report of management and directors on reserves data and other information in Form 51-101F3 are attached as Schedules "A" and "B", respectively, to this Annual Information Form, which forms are incorporated herein by reference.

The statement of reserves data and other oil and gas information set forth below (the "DeGolyer Report") is dated January 21, 2010, with the effective date of the Statement being December 31, 2009.

Disclosure of Reserves Data

All of the Company's reserves herein reported were evaluated by independent evaluators in accordance with NI 51-101 for the year ended December 31, 2009. In 2009, DeGolyer and MacNaughton Canada Limited ("DeGolyer"), independent petroleum engineering consultants based in Calgary, Alberta and part of the DeGolyer and MacNaughton Worldwide Petroleum Consulting group headquartered in Dallas, Texas, were retained by the Company's Reserves Committee to independently evaluate 100% of TransGlobe's reserves as at December 31, 2009.

The reserves data set forth below (the "Reserves Data") was prepared by DeGolyer with an effective date of December 31, 2009. The Reserves Data summarizes the oil, liquids and natural gas reserves of the Company and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Company reports in U.S. currency and therefore the reports have been converted to U.S. dollars at the prevailing conversion rate at December 31 of the respective years.

The Reserves Data conforms with the requirements of NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which the Company believes is important to the readers of this information.

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

All evaluations and reviews of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Company's properties. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil, NGLs and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGLs and natural gas reserves may be greater than or less than the estimates provided herein.

16

RESERVES DATA - FORECAST PRICES AND COSTS

SUMMARY OF OIL AND GAS RESERVES
TOTAL COMPANY
AS OF DECEMBER 31, 2009
(FORECAST PRICES AND COSTS)

	Light & Medium Crude Oil		Heavy Oil		Total Bbls
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
By Category	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)
Proved
Producing	11,514	6,278	2,719	1,475	14,233	7,752
Non-Producing	327	113	1,399	732	1,726	846
Undeveloped	3,156	1,700	130	74	3,287	1,774
Total Proved	14,997	8,091	4,248	2,281	19,245	10,372
Probable	2,991	1,494	1,946	1,037	4,936	2,531
Proved+Probable	17,988	9,585	6,194	3,318	24,181	12,903
Possible	3,749	1,943	2,570	1,286	6,320	3,229
Proved+Probable+Possible	21,737	11,528	8,764	4,604	30,501	16,132

Notes:

(1)	Gross reserves are the Company's working interest share before the deduction of royalties.
(2)

Net reserves are the Company's working interest share after the deduction of royalties. Net reserves in Egypt and Yemen include our share of future cost recovery and production sharing oil after the Government's royalty interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

SUMMARY OF OIL AND GAS RESERVES
EGYPT
AS OF DECEMBER 31, 2009
(FORECAST PRICES AND COSTS)

(Mbbls)
	Light & Medium Crude Oil		Heavy Oil		Total Bbls
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
By Category	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)
Proved
Producing	7,824	4,282	2,719	1,475	10,543	5,756
Non-Producing	327	113	1,399	732	1,726	846
Undeveloped	655	356	130	74	785	430
Total Proved	8,806	4,751	4,248	2,281	13,054	7,032
Probable	1,752	859	1,946	1,037	3,697	1,896
Proved+Probable	10,558	5,610	6,194	3,318	16,751	8,928
Possible	3,057	1,553	2,570	1,286	5,628	2,839
Proved+Probable+Possible	13,615	7,163	8,764	4,604	22,379	11,767

Notes:

(1)	Gross reserves are the Company's working interest share before the deduction of royalties.
(2)

Net reserves are the Company's working interest share after the deduction of royalties. Net reserves in Egypt include our share of future cost recovery and production sharing oil after the Government's royalty interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

17

SUMMARY OF OIL AND GAS RESERVES
YEMEN
AS OF DECEMBER 31, 2009
(FORECAST PRICES AND COSTS)

	Light & Medium Crude Oil		Total Bbls
	Gross(1)	Net(2)	Gross(1)	Net(2)
By Category	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)
Proved
Producing	3,690	1,996	3,690	1,996
Non-Producing	-	-	-	-
Undeveloped	2,501	1,344	2,501	1,344
Total Proved	6,191	3,340	6,191	3,340
Probable	1,239	635	1,239	635
Proved+Probable	7,430	3,975	7,430	3,975
Possible	692	390	692	390
Proved+Probable+Possible	8,122	4,365	8,122	4,365

Notes:

(1)	Gross reserves are the Company's working interest share before the deduction of royalties.
(2)

Net reserves are the Company's working interest share after the deduction of royalties. Net reserves in Yemen include our share of future cost recovery and production sharing oil after the Government's royalty interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

NET PRESENT VALUES OF FUTURE NET REVENUES
TOTAL COMPANY
AS OF DECEMBER 31, 2009
(FORECAST PRICES AND COSTS)

The estimated future net revenues presented do not represent fair market value. The estimated future net revenues presented below are calculated using the respective Consultant price forecasts and inflation rates as summarized in Part 3 – Pricing Assumptions.

	Before Income Tax(1)					After Income Tax(1)
US$	Discounted at %/yr					Discounted at %/yr
$M	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Producing	336,144	279,941	239,527	209,298	185,907	336,144	279,941	239,527	209,298	185,907
Non -Producing	52,153	31,608	20,883	14,882	11,270	52,153	31,608	20,883	14,882	11,270
Undeveloped	58,084	44,921	35,217	27,921	22,334	58,084	44,921	35,217	27,921	22,334
Total Proved	446,381	356,470	295,627	252,101	219,511	446,381	356,470	295,627	252,101	219,511
Probable	102,228	80,360	64,944	53,656	45,119	102,228	80,360	64,944	53,656	45,119
Total Proved+Probable	548,609	436,830	360,571	305,757	264,630	548,609	436,830	360,571	305,757	264,630
Possible	145,675	97,933	67,034	46,743	33,216	145,675	97,933	67,034	46,743	33,216
Total Proved+Probable+Possible	694,284	534,763	427,605	352,500	297,846	694,284	534,763	427,605	352,500	297,846

Note:

(1)

In Egypt and Yemen, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil; therefore all Egypt and Yemen Future Net Revenues are after Egypt and Yemen income tax.

18

NET PRESENT VALUES OF FUTURE NET REVENUES
EGYPT
AS OF DECEMBER 31, 2009
(FORECAST PRICES AND COSTS)

	Before Income Tax(1)					After Income Tax(1)
US$	Discounted at %/yr					Discounted at %/yr
$M	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Producing	270,885	221,757	187,189	161,843	142,572	270,885	221,757	187,189	161,843	142,572
Non-Producing	52,153	31,607	20,883	14,882	11,271	52,153	31,607	20,883	14,882	11,271
Undeveloped	15,416	12,819	10,772	9,137	7,812	15,416	12,819	10,772	9,137	7,812
Total Proved	338,454	266,183	218,844	185,862	161,655	338,454	266,183	218,844	185,862	161,655
Probable	77,279	63,584	53,337	45,399	39,087	77,279	53,584	53,337	45,399	39,087
Total Proved+Probable	415,733	329,767	272,181	231,261	200,742	415,733	329,767	272,181	231,261	200,742
Possible	134,323	90,125	61,394	42,482	29,868	134,323	90,125	61,394	42,482	29,868
Total Proved+Probable+Possible	550,056	419,892	333,575	273,743	230,610	550,056	419,892	333,575	273,746	230,610

Note:

(1)	In Egypt, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil; therefore all Egypt Future Net Revenues are after Egypt income tax.

NET PRESENT VALUES OF FUTURE NET REVENUES
YEMEN
AS OF DECEMBER 31, 2009
(FORECAST PRICES AND COSTS)

	Before Income Tax(1)					After Income Tax(1)
US$	Discounted at %/yr					Discounted at %/yr
$M	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Producing	65,259	58,185	52,338	47,455	43,334	65,259	58,185	52,338	47,455	43,334
Non -Producing	-	-	-	-	-	-	-	-	-	-
Undeveloped	42,668	32,102	24,445	18,784	14,521	42,668	32,102	24,445	18,784	14,521
Total Proved	107,927	90,287	76,783	66,239	57,855	107,927	90,287	76,783	66,239	57,855
Probable	24,948	16,776	11,607	8,258	6,033	24,948	16,776	11,607	8,258	6,033
Total Proved+Probable	132,875	107,063	88,390	74,497	63,888	132,875	107,063	88,390	74,497	63,888
Possible	11,353	7,808	5,639	4,260	3,348	11,353	7,808	5,639	4,260	3,348
Total Proved+Probable+Possible	144,228	114,871	94,029	78,757	67,236	144,228	114,871	94,029	78,757	67,236

Note:

(1)	In Yemen, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil; therefore all Yemen Future Net Revenues are after Yemen income tax.

19

TOTAL FUTURE NET REVENUES
(UNDISCOUNTED)
AS AT DECEMBER 31, 2009
(FORECAST PRICES AND COSTS)

					Well	Future Net		Future Net
					Abandonment	Revenue		Revenue
					and	Before		After
			Operating	Development	Reclamation	Income	Income	Income
	Revenue	Royalties	Costs	Costs	Costs(2)	Taxes	Taxes	Taxes
Reserves Category	(US$M)	(US$M)	(US$M)	(US$M)	(US$M)	(US$M)	(US$M)	(US$M)

Proved Reserves
Egypt(1)	1,090,555	540,100	243,124	4,876	-	338,454	-	338,454
Yemen(1)	533,039	244,678	168,116	12,319	-	107,927	-	107,927
Total Company	1,623,594	748,778	411,240	17,195	-	446,381	-	446,381
Proved+Probable
Reserves
Egypt(1)	1,391,339	648,544	314,301	12,761	-	415,733	-	415,733
Yemen(1)	651,847	302,183	202,847	13,941	-	132,875	-	132,875
Total Company	2,043,186	950,727	517,148	26,703	-	548,609	-	548,609
Proved+Probable+ Possible Reserves
Egypt(1)	1,898,671	900,621	416,155	31,840	-	550,056	-	550,056
Yemen(1)	719,896	331,415	230,312	13,941	-	144,228	-	144,228
Total Company	2,618,567	1,232,036	646,466	45,781	-	694,284	-	694,284

Note:

(1)

In Egypt and Yemen, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil; therefore all Egypt and Yemen Future Net Revenues are after Egypt and Yemen income tax. Income taxes payable in Egypt and Yemen have been recorded as a Operating Costs for reporting purposes.

(2)	Please see "Additional Information Concerning Abandonment and Reclamation Costs" in Part 6 of this report.

20

TOTAL FUTURE NET REVENUES
BY PRODUCTION GROUP
AS AT DECEMBER 31, 2009
(FORECAST PRICES AND COSTS)

		Egypt		Yemen		Total
		Future net	Egypt	Future net	Yemen	Future net	Total
		Revenue	Unit Value	Revenue	Unit Value	Revenue	Unit Value
		Before Taxes(1)	Before Tax	Before Taxes(1)	Before Tax	Before Taxes(1)	Before Tax
		(discounted at	(discounted at	(discounted at	(discounted at	(discounted at	(discounted at
Reserves	Product	10%/year)	10%/year)	10%/year)	10%/year)	10%/year)	10%/year)
Category	Group	(US$M)	($/Bbl)	(US$M)	($/Bbl)	(US$M)	($/Bbl)
Total Proved	Light and
	Medium Oil	152,602	32.12	76,783	22.99	229,385	28.35
	Heavy Oil	66,242	29.04	-	-	66,242	29.04
Proved+Probable	Light and
	Medium Oil	177,841	31.70	88,390	22.24	266,231	27.78
	Heavy Oil	94,341	28.43	-	-	94,341	28.43
Proved+Probable+Possible	Light and
	Medium Oil	212,989	29.73	94,029	21.54	307,018	26.63
	Heavy Oil	120,586	26.19	-	-	120,586	26.19

Note:

(1)

In Egypt and Yemen, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil; therefore all Egypt and Yemen Future Net Revenues are after Egypt and Yemen income tax.

21

RESERVES DATA - CONSTANT PRICES AND COSTS

SUMMARY OF OIL AND GAS RESERVES
TOTAL COMPANY
AS OF DECEMBER 31, 2009
(CONSTANT PRICES AND COSTS)

	Light & Medium
	Crude Oil		Heavy Oil		Total Bbls
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
By Category	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)
Proved
Producing	11,353	6,611	2,615	1,521	13,967	8,132
Non-Producing	319	103	1,407	782	1,727	884
Undeveloped	2,948	1,682	117	73	3,066	1,755
Total Proved	14,620	8,396	4,139	2,376	18,759	10,772
Probable	3,190	1,743	1,922	1,096	5,112	2,839
Proved+Probable	17,810	10,139	6,061	3,472	23,871	13,611
Possible	3,459	1,835	2,495	1,313	5,953	3,149
Proved+Probable+ Possible	21,269	11,974	8,556	4,785	29,825	16,759

Notes:

(1)	Gross reserves are the Company's working interest share before the deduction of royalties.
(2)

Net reserves are the Company's working interest share after the deduction of royalties. Net reserves in Egypt and Yemen include our share of future cost recovery and production sharing oil after the Government's royalty interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

SUMMARY OF OIL AND GAS RESERVES
EGYPT
AS OF DECEMBER 31, 2009
(CONSTANT PRICES AND COSTS)

	Light & Medium
	Crude Oil		Heavy Oil		Total Bbls
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
By Category	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)
Proved
Producing	7,814	4,590	2,615	1,521	10,429	6,111
Non-Producing	319	103	1,407	782	1,727	884
Undeveloped	656	383	117	73	773	456
Total Proved	8,789	5,076	4,139	2,376	12,928	7,451
Probable	1,718	891	1,922	1,096	3,640	1,987
Proved+Probable	10,507	5,967	6,061	3,472	16,568	9,439
Possible	3,095	1,663	2,495	1,313	5,590	2,976
Proved+Probable+ Possible	13,602	7,630	8,556	4,785	22,158	12,415

Notes:

(1)	Gross reserves are the Company's working interest share before the deduction of royalties.
(2)

Net reserves are the Company's working interest share after the deduction of royalties. Net reserves in Egypt include our share of future cost recovery and production sharing oil after the Government's royalty interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

22

SUMMARY OF OIL AND GAS RESERVES
YEMEN
AS OF DECEMBER 31, 2009
(CONSTANT PRICES AND COSTS)

	Light & Medium
	Crude Oil		Total Bbls
	Gross(1)	Net(2)	Gross(1)	Net(2)
By Category	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)
Proved
Producing	3,539	2,021	3,539	2,021
Non-Producing	-	-	-	-
Undeveloped	2,293	1,300	2,293	1,300
Total Proved	5,832	3,321	5,832	3,321
Probable	1,471	851	1,471	851
Proved+Probable	7,303	4,172	7,303	4,172
Possible	364	172	364	172
Proved+Probable+ Possible	7,667	4,344	7,667	4,344

Notes:

(1)	Gross reserves are the Company's working interest share before the deduction of royalties.
(2)

Net reserves are the Company's working interest share after the deduction of royalties. Net reserves in Yemen include our share of future cost recovery and production sharing oil after the Government's royalty interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

NET PRESENT VALUES OF FUTURE NET REVENUES
TOTAL COMPANY
AS OF DECEMBER 31, 2009
(CONSTANT PRICES AND COSTS)

The estimated future net revenues presented do not represent fair market value. The estimated future net revenues presented below are calculated using the average price received on December 31, 2009. The prices were held constant and costs were not inflated for the life of the reserves as summarized in Part 3 – Pricing Assumptions.

	Before Income Tax(1)					After Income Tax(1)
US$	Discounted at %/yr					Discounted at %/yr
$M	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Producing	225,248	191,760	167,018	148,049	133,042	225,248	191,760	167,018	148,049	133,042
Non -Producing	29,547	18,573	12,663	9,244	7,121	29,547	18,573	12,663	9,244	7,121
Undeveloped	34,103	26,730	21,078	16,685	13,224	34,103	26,730	21,078	16,685	13,224
Total Proved	288,898	237,063	200,759	173,978	153,387	288,898	237,063	200,759	173,978	153,387
Probable	63,872	51,186	41,855	34,807	29,353	63,872	51,186	41,855	34,807	29,353
Total Proved+Probable	352,770	288,249	242,614	208,785	182,740	352,770	288,249	242,614	208,785	182,740
Possible	83,644	56,497	38,717	26,965	19,105	83,644	56,497	38,717	26,965	19,105
Total Proved+Probable+ Possible	436,414	344,746	281,331	235,750	201,845	436,414	344,746	281,331	235,750	201,845

Note:

(1)

In Egypt and Yemen, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil; therefore all Egypt and Yemen Future Net Revenues are after Egypt and Yemen income tax.

23

NET PRESENT VALUES OF FUTURE NET REVENUES
EGYPT
AS OF DECEMBER 31, 2009
(CONSTANT PRICES AND COSTS)

	Before Income Tax(1)					After Income Tax(1)
US$	Discounted at %/yr					Discounted at %/yr
$M	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Producing	184,121	154,503	133,045	116,882	104,294	184,121	154,503	133,045	116,882	104,294
Non -Producing	29,548	18,574	12,662	9,245	7,122	29,548	18,574	12,662	9,245	7,122
Undeveloped	9,612	7,949	6,624	5,554	4,681	9,612	7,949	6,624	5,554	4,681
Total Proved	223,281	181,026	152,331	131,681	116,097	223,281	181,026	152,331	131,681	116,097
Probable	48,880	40,844	34,548	29,523	25,444	48,880	40,844	34,548	29,523	25,444
Total Proved+Probable	272,161	221,870	186,879	161,204	141,541	272,161	221,870	186,879	161,204	141,541
Possible	77,418	51,951	35,267	24,252	16,904	77,418	51,951	35,267	24,252	16,904
Total Proved+Probable+ Possible	349,579	273,821	222,146	185,456	158,445	349,579	273,821	222,146	185,456	158,445

Note:

(1)	In Egypt, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil; therefore all Egypt Future Net Revenues are after Egypt income tax.

NET PRESENT VALUES OF FUTURE NET REVENUES
YEMEN
AS OF DECEMBER 31, 2009
(CONSTANT PRICES AND COSTS)

	Before Income Tax(1)					After Income Tax(1)
US$	Discounted at %/yr					Discounted at %/yr
$M	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Producing	41,127	37,256	33,974	31,167	28,748	41,127	37,256	33,974	31,167	28,748
Non -Producing	-	-	-	-	-	-	-	-	-	-
Undeveloped	24,490	18,781	14,454	11,130	8,542	24,490	18,781	14,454	11,130	8,542
Total Proved	65,617	56,037	48,428	42,297	37,290	65,617	56,037	48,428	42,297	37,290
Probable	14,993	10,343	7,307	5,285	3,909	14,993	10,343	7,307	5,285	3,909
Total Proved+Probable	80,610	66,380	55,735	47,582	41,199	80,610	66,380	55,735	47,582	41,199
Possible	6,225	4,545	3,450	2,712	2,201	6,225	4,545	3,450	2,712	2,201
Total Proved+Probable+ Possible	86,835	70,925	59,185	50,294	43,400	86,835	70,925	59,185	50,294	43,400

Note:

(1)	In Yemen, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil; therefore all Yemen Future Net Revenues are after Yemen income tax.

24

TOTAL FUTURE NET REVENUES
(UNDISCOUNTED)
AS AT DECEMBER 31, 2009
(CONSTANT PRICES AND COSTS)

					Well	Future Net		Future Net
					Abandonment	Revenue		Revenue
					and	Before		After
			Operating	Development	Reclamation	Income	Income	Income
	Revenue	Royalties	Costs	Costs	Costs(2)	Taxes	Taxes	Taxes
Reserves Category	(US$M)	(US$M)	(US$M)	(US$M)	(US$M)	(US$M)	(US$M)	(US$M)

Proved Reserves
Egypt(1)	704,841	298,579	178,112	4,870	-	223,281	-	223,281
Yemen(1)	346,674	149,202	119,546	12,308	-	65,617	-	65,617
Total Company	1,051,515	447,781	297,657	17,178	-	288,898	-	288,898
Proved+Probable
Reserves
Egypt(1)	903,321	388,713	229,927	12,520	-	272,161	-	272,161
Yemen(1)	434,141	186,059	153,574	13,899	-	80,610	-	80,610
Total Company	1,337,463	574,772	383,501	26,419	-	352,771	-	352,771
Proved+Probable+
Possible Reserves
Egypt(1)	1,208,068	531,193	296,676	30,620	-	349,579	-	349,579
Yemen(1)	455,807	197,441	157,633	13,899	-	86,835	-	86,835
Total Company	1,663,875	728,634	454,309	44,519	-	436,414	-	436,414

Note:

(1)

In Egypt and Yemen, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil; therefore all Egypt and Yemen Future Net Revenues are after Egypt and Yemen income tax. Income taxes payable in Egypt and Yemen have been recorded as a Operating Costs for reporting purposes.

(2)	Please see "Additional Information Concerning Abandonment and Reclamation Costs" in Part 6 of this report.

25

TOTAL FUTURE NET REVENUES
BY PRODUCTION GROUP
AS AT DECEMBER 31, 2009
(CONSTANT PRICES AND COSTS)

		Egypt		Yemen		Total
		Future net	Egypt	Future net	Yemen	Future net	Total
		Revenue	Unit Value	Revenue	Unit Value	Revenue	Unit Value
		Before Taxes(1)	Before Tax	Before Taxes(1)	Before Tax	Before Taxes(1)	Before Tax
		(discounted at	(discounted at	(discounted at	(discounted at	(discounted at	(discounted at
Reserves	Product	10%/year)	10%/year)	10%/year)	10%/year)	10%/year)	10%/year)
Category	Group	(US$M)	($/Bbl)	(US$M)	($/Bbl)	(US$M)	($/Bbl)
Total Proved	Light and
	Medium Oil	109,164	21.51	48,428	14.58	157,592	18.77
	Heavy Oil	43,167	18.17	-	-	43,167	18.17
Proved+Probable	Light and
	Medium Oil	123,051	20.62	55,735	13.36	178,786	17.63
	Heavy Oil	63,829	18.38	-	-	63,829	18.38
Proved+Probable+Possible	Light and
	Medium Oil	143,073	18.75	59,185	13.62	202,258	16.89
	Heavy Oil	79,072	16.53	-	-	79,072	16.53

Note:

(1)

In Egypt and Yemen, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil; therefore all Egypt and Yemen Future Net Revenues are after Egypt and Yemen income tax.

Notes to Reserves Data Tables:

1.	Columns may not add due to rounding.

2.

The crude oil, natural gas liquids and natural gas reserve estimates presented in the Reserves Data are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions is set forth below.

"Development costs" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a)

gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines and power lines, pumping equipment and wellhead assembly;

(b)

drill and equip development wells, development-type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c)

acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

	(d)	provide improved recovery systems.

"Exploration costs" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory-type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a)

costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b)

costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

	(c)	dry hole contributions and bottom hole contributions;

	(d)	costs of drilling and equipping exploratory wells; and

	(e)	costs of drilling exploratory type stratigraphic test wells.

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on analysis of drilling, geological, geophysical and engineering data;

the use of established technology; and

specified economic conditions which are generally accepted as being reasonable.

Reserves are classified according to the degree of certainty associated with the estimates.

(a)

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b)

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(c)

Possible reserves are those additional reserves that are even less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will be greater than the sum of the estimated proved plus probable plus possible reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved, probable and possible) may be divided into developed and undeveloped categories:

(d)

Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non- producing.

(i)

Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii)

Developed non- producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

(e)

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(i)	at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(ii)	at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves; and

(iii)	at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

PRICING ASSUMPTIONS

1.	Constant Prices and Costs

In Egypt, a constant price of $54.52/Bbl was utilized in the constant price case. The constant price case for 2009 is based on the average of the reference price received on the first day of each month during 2009 adjusted for respective differentials.

In Yemen, a constant price of $59.44/Bbl was utilized in the constant price case. The constant price case for 2009 is based on the average of the reference price received on the first day of each month during 2009 adjusted for respective differentials.

2.	Forecast Prices and Costs

The forecast cost and price assumptions assume changes in wellhead selling prices and take into account inflation with respect to future operating and capital costs.

For the Reserves, crude oil and natural gas benchmark reference pricing, as at December 31, 2009, inflation and exchange rates utilized by DeGolyer in the Reserves Data, which were DeGolyer's then current forecasts at the date of the Reserves Data, were as follows:

	WTI Cushing	Brent Reference
	Oklahoma	Price	Inflation Rates(1)	Exchange Rate
Year	(US$/Bbl)	(US$/Bbl)	% Year	(Cdn$/US$)
Forecast
2010	80.00	80.25	0.0	0.95
2011	82.88	82.75	2.0	0.95
2012	85.83	85.33	2.0	0.95
2013	88.88	88.00	2.0	0.95
2014	92.01	90.76	2.0	0.95
2015	93.85	92.60	2.0	0.95
Thereafter	+2.0%/year	+2.0%/year	+2.0%/year	+0%/year

Notes:

(1)	Inflation rates for forecasting expenditure prices and costs.

The weighted average historical price in US$ realized by the Company in Egypt, for the year ended December 31, 2009 for crude oil was $46.45/Bbl.

The weighted average historical price in US$ realized by the Company in Yemen, for the year ended December 31, 2009 for crude oil was $59.97/Bbl.

RECONCILIATION OF CHANGES IN RESERVES

RECONCILIATION OF GROSS RESERVES
BY PRINCIPAL PRODUCT TYPE
COMPANY
AS AT DECEMBER 31, 2009
(FORECAST PRICES AND COSTS)

	LIGHT & MEDIUM OIL			HEAVY OIL
			Gross			Gross
			Proved			Proved
	Gross	Gross	Plus	Gross	Gross	Plus
	Proved	Probable	Probable	Proved	Probable	Probable
FACTORS	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBbl)
December 31,2008	6,791	1,005	7,796	5,814	6,180	11,994
Extensions	1,185	566	1,751	14	578	592
Improved recovery	-	-	-	-	-	-
Technical Revisions	9,894	1,048	10,942	(1,120)	(4,736)	(5,856)
Discoveries	-	55	55	-	-	-
Acquisitions	-	-	-	-	-	-
Dispositions(1)	-	-	-	-	-	-
Economic Factors	(58)	316	258	7	(76)	(69)
Production(1)	(2,814)	-	(2,814)	(467)	-	(467)
December 31, 2009	14,998	2,990	17,988	4,248	1,946	6,194

30

RECONCILIATION OF GROSS RESERVES
BY PRINCIPAL PRODUCT TYPE
EGYPT
AS AT DECEMBER 31, 2009
(FORECAST PRICES AND COSTS)

	LIGHT & MEDIUM OIL			HEAVY OIL
	Gross	Gross	Gross Proved	Gross	Gross	Gross Proved
	Proved	Probable	Plus Probable	Proved	Probable	Plus Probable
FACTORS	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBbl)
December 31, 2008	-	-	-	5,814	6,180	11,994
Extensions	1,185	566	1,751	14	578	592
Improved recovery	-	-	-	-	-	-
Technical Revisions	8,909	983	9,892	(1,120)	(4,736)	(5,856)
Discoveries	-	55	55	-	-	-
Acquisitions	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-
Economic Factors	377	147	524	7	(76)	(69)
Production(1)	(1,664)	-	(1,664)	(467)	-	(467)
December 31, 2009	8,806	1,752	10,558	4,248	1,946	6,1948

RECONCILIATION OF GROSS RESERVES
BY PRINCIPAL PRODUCT TYPE
YEMEN
AS AT DECEMBER 31, 2009
(FORECAST PRICES AND COSTS)

	LIGHT & MEDIUM OIL
	Gross	Gross	Gross Proved
	Proved	Probable	Plus Probable
FACTORS	(MBbl)	(MBbl)	(MBbl)
December 31, 2008	6,791	1,005	7,796
Extensions	-	-	-
Improved recovery	-	-	-
Technical Revisions	985	65	1,050
Discoveries	-	-	-
Acquisitions	-	-	-
Dispositions	-	-	-
Economic Factors	(434)	168	(266)
Production	(1,150)	-	(1,150)
December 31, 2009	6,191	1,239	7,430

ADDITIONAL INFORMATION RELATING TO RESERVES DATA

Undeveloped Reserves

The following tables set forth the gross proved undeveloped reserves and the gross probable undeveloped reserves, each by product type, attributed to the Company in the most recent three financial years and, in the aggregate, before that time, as applicable.

Proved Undeveloped Reserves

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids
Year	(MBbl)		(MBbl)		(MMcf)		(MBbl)
	First	Cumulative at	First	Cumulative at	First	Cumulative	First	Cumulative
	Attributed	Year End	Attributed	Year End	Attributed	at Year End	Attributed	at Year End

2007(1)	1,400	2,294	509	509	1,161	1,257	15	17
2008(2)	942	2,556	-	133	-	-	-	-
2009(3)	1,088	3,157	-	130	-	-	-	-

Notes:

(1)

In 2007, 88% of the proved undeveloped light oil was assigned to Yemen with three horizontal development wells at An Nagyah. The remaining light oil reserves are in Canada at Nevis with five horizontal Wabamun oil wells. The heavy oil reserves were assigned to Egypt with one development well at Fadl, two at Hana and two at South Rahmi. Natural gas was assigned in Canada for four Horseshoe Canyon CBM wells at Nevis, seven Horseshoe Canyon CBM wells at Thorsby and associated gas from the five Nevis Wabamun horizontal oil wells. Natural gas liquids were also assigned to the five horizontals.

(2)

In 2008, the proved undeveloped light oil was assigned to Yemen with two horizontal development wells at An Nagyah, two at Osaylan, two vertical development wells at Tasour and a vertical development and well recompletion at Godah. No new proved undeveloped heavy oil reserves were assigned in Egypt. The majority of the development activities are anticipated to take place during 2009 with the exception of one of the Osaylan wells in 2010.

(3)

In 2009, Proved Undeveloped medium oil was assigned to Egypt with two vertical development wells at Hana and light oil at Yemen with two additional horizontal development wells at An Nagyah. All development activities are anticipated to take place during 2010.

Probable Undeveloped Reserves

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids
Year	(MBbl)		(MBbl)		(MMcf)		(MBbl)
	First	Cumulative at	First	Cumulative at	First	Cumulative	First	Cumulative
	Attributed	Year End	Attributed	Year End	Attributed	at Year End	Attributed	at Year End

2007(1)	188	456	1,471	1,471	227	564	4	5
2008(2)	195	329	2,888	3,065	-	-	-	-
2009(3)	390	944	681	829	-	-	-	-

Notes:

(1)

In 2007, 76% of the probable undeveloped light oil was assigned to Yemen for a development well at Godah. The remainder was assigned in Canada for the five Nevis horizontal Wabamun oil wells. The heavy oil reserves were assigned to Egypt with one development well at Arta, two at Fadl, four at Hana and seven at South Rahmi. Natural gas was assigned in Canada for one Horseshoe Canyon CBM wells at Morningside, two Horseshoe Canyon CBM wells at Thorsby and associated gas from the five Nevis Wabamun horizontal oil wells. Natural gas liquids were also assigned to the five horizontals.

(2)

In 2008, the probable undeveloped light oil was assigned to Yemen for a horizontal development well at Osaylan and a vertical development location at Godah. The heavy oil reserves were assigned to Egypt with two development wells at Hana West and incremental waterflood reserves assigned to the Hana pool. All development activities are anticipated to take place during 2009 except the Osaylan well in 2010.

(3)

In 2009, Probable Undeveloped medium oil was assigned to Egypt for a vertical development well at Hana West. The heavy oil reserves were also assigned to Egypt with one vertical development well at each of Hoshia and North Hoshia. All development activities are anticipated to take place during 2010.

Future Development Costs

FUTURE DEVELOPMENT COSTS
TOTAL COMPANY
AS AT DECEMBER 31, 2009

(US$ M)	Forecast Prices and Costs
		Proved Plus
	Proved	Probable
Year	Reserves	Reserves
2010	16,529	23,879
2011	560	2,387
2012	-	-
2013	106	106
2014	-	-
Remaining	-	331

Total Undiscounted	17,195	26,703

FUTURE DEVELOPMENT COSTS
EGYPT
AS AT DECEMBER 31, 2009

(US$ M)	Forecast Prices and Costs
		Proved Plus
	Proved	Probable
Year	Reserves	Reserves
2010	4,770	12,120
2011	-	204
2012	-	-
2013	106	106
2014	-	-
Remaining	-	331

Total Undiscounted	4,876	12,761

FUTURE DEVELOPMENT COSTS
YEMEN
AS AT DECEMBER 31, 2009

(US$ M)	Forecast Prices and Costs
		Proved Plus
	Proved	Probable
Year	Reserves	Reserves
2010	11,759	11,759
2011	560	2,183
2012	-	-
2013	-	-
2014	-	-

Total Undiscounted	12,319	13,941

The Company expects to fund the future development costs noted above primarily through the use of working capital, cash flow, debt and equity financing as required.

OTHER OIL AND GAS INFORMATION

Oil and Gas Wells

The following table sets forth the number and status of wells in which the Company has a working interest as at December 31, 2009. All of the Company's wells are located onshore.

	Oil Wells				Natural Gas Wells
	Producing		Non-Producing		Producing		Non-Producing
	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Egypt	39	39.0	20	20.0	-	-	-	-
Yemen	30	5.5	12	2.6	-	-	5	1.3
Total	69	44.5	32	22.6	-	-	5	1.3

Properties with No Attributed Reserves

The following table sets out the Company's developed and undeveloped land holdings as at December 31, 2009.

	Developed Acres		Undeveloped Acres		Total Acres
	Gross	Net	Gross	Net	Gross	Net
Egypt	5,120	5,120	3,744,568	2,687,478	3,749,688	2,692,598
Yemen	35,600	7,004	1,290,904	358,937	1,326,504	365,941
Total	40,720	12,124	5,035,472	3,046,415	5,076,192	3,058,539

In the West Gharib PSC in Egypt, the Company has fulfilled all work commitments. A total of approximately 37,500 acres in West Gharib will potentially expire during 2010.

In Nuqra Block 1 in Egypt, the Company has entered the second exploration extension period, effective July 18, 2009. The second exploration period has a three-year term (expiry date of July 17, 2012) with a commitment to spend $5.0 million and drill two exploration wells. Prior to entering the second extension period, 25% of the original concession area (approximately 1.9 million acres) was relinquished. Effective July 18, 2009, the Nuqra concession area covers approximately 3.7 million acres.

The Company does not have any work commitments associated with its undeveloped lands in Yemen Blocks 32 and S-1.

In Yemen Block 72, the Company entered the 2nd three year exploration Phase on January 12, 2009. The Company has a commitment to drill one exploration well by January 11, 2012 for $2.0 million ($0.7 million net).

In Yemen Block 75, the contractor (Block 75 Joint Venture Group) has a commitment of $6 million gross ($1.5 million net) for the first exploration period work period (36 months) commencing March 8, 2008 representing 3-D seismic and one exploration well. The 3-D seismic program was completed in August 2009 and exploration drilling is expected to take place during Q3 or Q4 of 2010.

Pursuant to the bid awarded for Yemen Block 84, the contractor has a minimum commitment of $20.1 million gross ($6.63 million net) for the signature bonus and first exploration work period (42 months). The commitment will commence when the PSC has been approved and ratified by the government of Yemen.

Forward Contracts

The Company's contracts to sell crude oil or natural gas are at prevailing market pricing, except for the following financial derivative contracts respecting crude oil:

Dated Brent Pricing
Put – Call
Period	Volume	Type	(U.S. Dollars)
Jan 1, 2010 – Aug 31, 2010	12,000 Bbls/month	Financial Collar	$60.00 - $84.25/Bbl
Jan 1, 2010 – Aug 31, 2010	9,000 Bbls/month	Financial Collar	$40.00 - $80.00/Bbl
Jan 1, 2010 – Dec 31, 2010	10,000 Bbls/month	Financial Floor	$60.00/Bbl

The total volumes hedged per year are listed below:

Volume	2010
Annual (Bbls)	288,000
Daily Average (Bopd)	789

Additional Information Concerning Abandonment and Reclamation Costs

In both Egypt and Yemen, estimated future abandonment and reclamations costs related to properties evaluated have not been taken into account by DeGolyer. Under the terms of the production sharing agreements, ownership in the facilities and wells is transferred to the respective Governments of Egypt and Yemen through cost recovery. Therefore the future abandonment and reclamation costs have been assessed a zero value.

Tax Horizon

In 2009, the Company did not pay any income taxes in Canada and does not anticipate any taxes payable in the future.

Capital Expenditures

The following table summarizes the capital expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) related to the Company's activities for the year ended December 31, 2009 (excluding Canadian Expenditures):

	Egypt	Yemen	Total
(US$M)
Property acquisition costs
Proved properties	-	-	-
Undeveloped properties	-	-	-
Exploration costs	7,466	3,647	11,113
Development costs	16,612	3,336	19,948
Corporate and other	4,271	30	4,301
Corporate acquisition	-	-	-
Total	28,349	7,013	35,362

Exploration and Development Activities

The following tables set forth the gross and net exploratory and development wells which the Company drilled during the year ended December 31, 2009:

Egypt:		Gross			Net
	Exploration	Development	Total	Exploration	Development	Total
Natural Gas	-	-	-	-	-	-
Crude Oil	1	7	8	1.0	7.0	8.0
Service	-	4	4	-	4.0	4.0
Dry and Abandoned(1)	1	-	1	1.0	-	1.0
Total	2	11	13	2.0	11.0	13.0

Yemen:		Gross			Net
	Exploration	Development	Total	Exploration	Development	Total
Natural Gas	-	-	-	-	-	-
Crude Oil	-	2	2	-	0.28	0.28
Service	-	-	-	-	-	-
Dry and Abandoned(1)	-	-	-	-	-	-
Total	-	2	2	-	0.28	0.28

Note:

(1)

"Dry and abandoned well" means a well which is not a productive well or a service well. A productive well is a well that is capable of producing oil and gas in commercial quantities or in quantities considered by the operator to be sufficient to justify the costs required to complete, equip and produce the well. A service well means a well such as a water or gas- injection, water-source or water-disposal well. Such wells do not have marketable reserves of crude oil or natural gas attributed to them but are essential to the production of the crude oil and natural gas reserves.

Current exploration and development activities are focused on the Hana West area in Egypt. Other key areas in Egypt for 2010 include development of waterfloods in the Hana and Hoshia pools and exploration of the West Gharib area. In Yemen, development drilling is planned at An Nagyah in Block S-1 with exploration expected to occur on Blocks 72 and 75.

Production Estimates

The following table sets out the volume of the Company's 2010 daily production (working interest before royalties) estimated for the year ending December 31, 2009 which is reflected in the estimate of future net revenue disclosed in the prior reserves summary tables.

	Egypt	Egypt	Yemen	Yemen	Total
	West Gharib	West Gharib	Block S-1	Block 32	Company
	Medium Oil	Heavy Oil	Light and Medium Oil	Light and Medium Oil	Bbls
	Gross	Gross	Gross	Gross	Gross
	(Bbls/d)	(Bbls/d)	(Bbls/d)	(Bbls/d)	(Bbls/d)
Proved Producing	4,526	1,169	2,045	661	8,401
Proved Developed	143	119	-	-	262
Non -Producing
Proved Undeveloped	372	54	103	15	544
Total Proved	5,041	1,342	2,148	676	9,207
Total Probable	465	604	-	49	1,118
Total Proved Plus Probable	5,506	1,946	2,148	725	10,325

Production History

The following table summarizes certain information in respect of sales volumes, product prices received and operating expenses made by the Company (and its subsidiaries) for the periods indicated below:

	2009
	Quarter Ended
	Mar. 31	Jun. 30	Sep.30	Dec. 31
Average Daily Sales Volumes
Egypt(1)
Heavy Crude Oil (Bbls/d)	1,373	1,356	1,226	1,168
Light and Medium Crude Oil (Bbls/d)	3,991	5,028	4,521	4,647
Yemen
Light and Medium Crude Oil (Bbls/d)	3,424	3,235	3,117	2,841
Combined (Bbls/d)	8,788	9,619	8,864	8,656

Average Price Received
Egypt(1)
Heavy Crude Oil (US$/Bbl)	31.89	43.95	51.71	57.08
Light and Medium Crude Oil (US$/Bbl)	31.89	43.95	51.71	57.08
Yemen
Light and Medium Crude Oil (US$/Bbl)	42.13	57.84	67.92	74.64
Combined (US$/Bbl)	35.88	48.62	57.41	62.84

Royalties and Taxes
Egypt(1)
Heavy Crude Oil (US$/Bbl)	15.69	21.69	25.46	28.11
Light and Medium Crude Oil (US$/Bbl)	15.69	21.69	25.46	28.11
Yemen
Light and Medium Crude Oil (US$/Bbl)	15.97	31.01	38.44	50.15
Combined (US$/Bbl)	15.79	24.82	30.03	35.34

Operating Expenses
Egypt(1)
Heavy Crude Oil (US$/Bbl)	3.94	7.08	15.32	11.52
Light and Medium Crude Oil (US$/Bbl)	6.40	3.92	6.04	8.82
Yemen
Light and Medium Crude Oil (US$/Bbl)	7.85	8.61	9.52	9.10
Combined (US$/Bbl)	6.58	5.94	8.55	9.28

Netback Received
Egypt(1)
Heavy Crude Oil (US$/Bbl)	12.26	15.18	10.93	17.45
Light and Medium Crude Oil (US$/Bbl)	9.80	18.34	20.21	20.15
Yemen
Light and Medium Crude Oil (US$/Bbl)	18.31	18.22	19.96	15.40
Combined (US$/Bbl)	13.51	17.86	18.83	18.22

Note:

(1)

The Hana and Hana West reserves at West Gharib were re-classified as Light and Medium Crude Oil in 2009 (previously Heavy Crude Oil). Under the terms of the current marketing contract, all production from West Gharib is sold as a blended crude oil. Royalties and taxes are calculated on a concession basis without distinction between Heavy Crude Oil and, Medium and Light Crude Oil.

The following table indicates the Company's average daily sales volumes from its important fields for the year ended December 31, 2009:

		Light and
		Medium Crude	Bbls
	Heavy Crude Oil	(Bbls/d)	(Bbls/d)

Egypt
Hana	-	2,044	2,044
Hoshia	949	-	949
Hana West	-	2,503	2,503
Other Egypt	332	-	332
Yemen
Block S-1	-	2,355	2,355
Block 32	-	798	798

Total(1)	1,281	7,700	8,981

CONTINGENT RESOURCES

DeGolyer was also retained by TransGlobe to complete an independent estimate (the "Contingent Resources Report") of natural gas and natural gas liquids ("NGL") resource potential of the An Naeem pool in Block S-1 Yemen, effective December 31, 2008. The Contingent Resources Report was not updated to December 31, 2009, as there were no material changes to the contingent resources or the associated contingencies.

The contingent resources in the Contingent Resources Report are expressed as gross and Company share contingent resources.

Gross contingent resources are defined as the total estimated petroleum that is potentially recoverable from known accumulations after December 31, 2008.

Company share contingent resources are defined as TransGlobe's 25% working interest share of contingent resources before deduction of royalty obligations.

Contingent resources were evaluated using deterministic analysis of certain parameters related to the quantity of petroleum present and recoverable in discovered accumulations. These discovered accumulations may be developed in the future depending on economic and market conditions, additional well data, or seismic information.

Standard deterministic methods were used in the uncertainty analysis. A set of deterministic values representing a Low, Best, and High value was estimated from representations of porosity, petroleum saturation, net hydrocarbon thickness, geometric correction factor, recovery efficiency, fluid properties, and productive area for each accumulation. These representations were prepared based on known data, analogy, and other standard estimation methods including experience.

The volumetric method was used to estimate the petroleum initially in place ("PIIP"). Petroleum is defined as a naturally occurring mixture consisting predominantly of hydrocarbons in the gaseous, liquid, or solid phase. Structure maps were prepared to delineate each reservoir, and isopach maps were constructed to estimate reservoir volume. Regional data, such as but not limited to electrical logs, radioactivity logs, core analyses, were used to prepare these maps as well as to estimate representative values for porosity and water saturation.

Estimates of ultimate recovery were obtained after applying recovery factors and liquid yield factor to PIIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the regional production histories.

Summary of Contingent Resources for the An Naeem Pool, Block S-1, Yemen

	Low	Best	High
Gross Pool Contingent Gas Resources	48.9 Bcf	105.6 Bcf	202.3 Bcf
Gross Pool Contingent NGL Resources	143 Mbbls	2,336 Mbbls	6,245 Mbbls

Company Share Contingent Gas Resources	12.2 Bcf	26.4 Bcf	50.6 Bcf
Company Share Contingent NGL Resources	36 Mbbls	584 Mbbls	1,561 Mbbls

Notes:

(1)	Recovery efficiency is applied to contingent resources in this table.
(2)	Application of any risk factor to contingent resources quantities does not equate contingent resources with reserves.
(3)	There is no certainty that it will be commercially viable to produce any portion of the resources evaluated.

The Contingent Resources Report has been prepared in accordance with NI 51-101 where the value of the properties cannot be determined on the basis of recent financial transactions related to the property, such as acquisition cost, but where the resources quantities and estimate of fair value associated with the interests of the reporting issuer are based on a professional valuator.

Pursuant to section 5.9 of NI 51-101 and Volume 1, Section 5.3 – Classification of Resources of the COGEH Handbook: "the estimate shall consist of at least three values that reflect a range of reasonable likelihoods (the low value being conservative, the middle value being the median and the high value being optimistic) reflecting courses of action expected to be followed by the Company".

Low Estimate: This is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. If probabilistic methods are used, there should be at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate.

Best Estimate: This is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. If probabilistic methods are used, there should be at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate.

High Estimate: This is considered to be an optimistic estimate of the quantity that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. If probabilistic methods are used, there should be at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate.

For deterministic estimates of petroleum resources, a range of values is selected for each parameter in the volumetric calculation. This range encompasses a conservative value, or Low case, a Best case value, and a High case value, which represents an upside case for the accumulation. The selection of these values is based on data available in the basin and within the prospective assessment area. The values may be supported by statistical distributions or may be the best judgment of the evaluator.

The contingent resources estimated in the Contingent Resources Report are those volumes of petroleum that are potentially recoverable from known accumulations but which are not currently considered to be commercially recoverable because of a lack of access to a market for natural gas and because significant infrastructure would be required before commerciality is established.

Because of the uncertainty of commerciality, the contingent resources estimated in the Contingent Resources Report cannot be classified as reserves.

The contingent resources estimates in the Contingent Resources Report are provided as a means of comparison to other contingent resources and do not provide a means of direct comparison to reserves. The contingent resources estimated in the Contingent Resources Report have an economic status of "Undetermined."

Contingent resources quantities should not be confused with those quantities that are associated with reserves due to the additional risks involved. The quantities that might actually be recovered should they be developed may differ significantly from the estimates presented herein. There is no certainty that it will be commercially viable to produce any portion of the resources evaluated.

Estimates of contingent resources should be regarded only as estimates that may change as further production history and additional information become available. Not only are such contingent resources estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

DIVIDEND POLICY

The Company has not paid any dividends to date on its Common Shares. The Board Of Directors of the Company will determine the timing, payment and amount of dividends, if any, that may be paid by the Company from time to time based upon, among other things, the cash flow, results of operations and financial condition of the Company, the need for funds to finance ongoing operations and other business considerations as the board of directors considers relevant.

DESCRIPTION OF SHARE CAPITAL

TransGlobe is authorized to issue an unlimited number of Common Shares. As at March 17, 2010, there were 65,446,639 Common Shares issued and outstanding. In addition, as at such date, there were an aggregate of 5,234,900 Common Shares reserved for issuance upon the exercise of the Company's options.

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares. Documents affecting the rights of securityholders, including the Company's articles, have been filed in accordance with NI 51-102 and are available on the Company's SEDAR profile at www.sedar.com.

Common Shares

Each Common Share entitles its holder to receive notice of and to attend all meetings of the shareholders of the Company and to one vote at such meetings. The holders of Common Shares are, at the discretion of the Board of Directors of the Company and subject to applicable legal restrictions, entitled to receive any dividends declared by the Board of Directors on the Common Shares, subject to prior satisfaction of all preferential rights attributed to shares of any class ranking in priority to the Common Shares. The holders of Common Shares are entitled to share equally in any distribution of the assets of the Company upon the liquidation, dissolution, bankruptcy or winding-up of the Company or other distribution of its assets among its shareholders for the purpose of winding up its affairs.

Rights Plan

On March 13, 2008, the Company entered into a shareholder protection rights plan agreement (the "Rights Plan") with Computershare Trust Company of Canada, as rights agent, which was approved by TransGlobe's shareholders on May 7, 2008 at the 2008 annual general and special meeting of shareholders. The Rights Plan replaced the Company's previous rights plan, which expired on its terms in April, 2008. The Rights Plan generally provides that upon any person or entity acquiring 20% or more of the issued and outstanding Common Shares (except pursuant to certain permitted or excepted transactions) and upon the occurrence of certain other events, each holder of Common Shares, other than such person or entity, shall be entitled to acquire Common Shares at a discounted price. The Rights Plan is similar to other shareholder or unitholder rights plans adopted in the energy sector.

Market for Securities

TransGlobe's Common Shares are listed and posted on the TSX and the NASDAQ under the trading symbols "TGL" and "TGA", respectively (prior to January 18, 2008 the Common Shares traded in the United States on the AMEX under the symbol "TGA").

The following table sets out the monthly high and low closing prices and the average daily trading volumes on the TSX for the indicated periods:

(Canadian dollars, except volumes)	High	Low	Volume
2009
January	3.90	2.80	38,200
February	3.90	2.90	92,800
March	3.72	2.94	54,100
April	3.60	2.81	86,700
May	3.40	2.80	86,500
June	3.37	2.88	55,300
July	3.41	2.60	79,600
August	3.55	3.15	49,400
September	4.10	3.31	77,900
October	4.88	3.66	103,600
November	4.49	3.56	63,300
December	4.00	3.40	22,600

The following table sets out the monthly high and low closing prices and the average daily trading volumes on the NASDAQ for the indicated periods:

(U.S. dollars, except volumes)	High	Low	Volume
2009
January	3.24	2.20	141,500
February	3.17	2.28	111,100
March	2.94	2.27	171,600
April	2.90	2.25	183,200
May	2.88	2.51	164,500
June	3.05	2.59	161,100
July	3.17	2.21	176,100
August	3.34	2.92	149,400
September	3.78	3.00	129,300
October	4.70	3.35	164,300
November	4.13	3.40	152,400
December	3.69	3.22	62,000

ESCROWED SECURITIES

As at the date hereof, none of the Company's securities are subject to escrow.

DIRECTORS AND OFFICERS

The name and place of residence of each director and officer, the offices held by each in the Company, the principal occupation of each director and officer, the period served as director or officer and the number of securities of the Company owned by such individuals as at March 17, 2010 is as follows:

		Year Became	Number of Common
Name and Place of		Director or	Shares Beneficially	Principal Occupation and Positions
Residence	Position Held	Officer	Owned or Controlled	for the Past Five Years
Robert A. Halpin(1)(3)(4) Alberta, Canada	Chairman of the Board and Director	1997	653,000 (5) (1.00%)	Retired Petroleum Engineer, formerly Vice President, International Exploration of Petro-Canada with 50 years' experience in the petroleum industry.

Ross G. Clarkson Alberta, Canada	President, Chief Executive Officer and Director	1995	2,168,340 (6) (3.31%)	President and Chief Executive Officer of the Company since December 4, 1996, with over 30 years' oil and gas industry experience as a senior geological advisor.

Lloyd W. Herrick Alberta, Canada	Vice-President, Chief Operating Officer and Director	1999	657,804 (7) (1.01%)	Vice-President and Chief Operating Officer of the Company since April 28, 1999, with over 30 years' experience in both domestic and international oil and gas exploration and development.

Erwin L. Noyes(2)(3)(4) British Columbia, Canada	Director	1995	148,347(8) (0.23%)	Retired since July 31, 2000; formerly Vice- President, International Operations of the Company and has over 40 years' experience in the oil and gas industry.

Geoffrey C. Chase(1)(3)(4) Alberta, Canada	Director	2000	77,500(9) (0.12%)	Retired Senior Vice-President, Business Development with Ranger Oil Limited, with over 35 years' experience in the oil and gas industry.

Fred J. Dyment(1)(2)(3) Alberta, Canada	Director	2004	50,000(10) (0.08%)

Chartered accountant with over 30 years' experience in the oil and gas industry. Previously President and Chief Executive Officer, Maxx Petroleum Company. Prior thereto Controller, Vice-President, Finance and President and Chief Executive Officer of Ranger Oil Limited.

Gary S. Guidry(1)(2)(4) Alberta, Canada	Director	2009	0(11) (0%)

Petroleum engineer with over 30 years' experience in the oil and gas industry. President and CEO of Sprott Resource Corp. Previously CEO of Tanganyika Oil Company Ltd; Prior thereto President and CEO of Calpine Natural Gas Trust, Senior Vice President and subsequently President of Alberta Energy Company International, and President and General Manager of Canadian Occidental Petroleum's (now Nexen Inc.) Nigerian operations.

David C. Ferguson Alberta, Canada	Vice-President, Finance, Chief Financial Officer and Secretary	2001	350,000(12) (0.53%)

Chartered accountant with over 25 years' experience in the oil and gas industry. Previously Chief Financial Officer with Northstar Drilling Systems Inc. and Chief Financial Officer and a director of Myriad Energy Corporation.

Notes:

(1)	Members of the Company's Audit Committee.
(2)	Members of the Company's Compensation Committee.
(3)	Members of the Company's Governance and Nominating Committee.
(4)	Members of the Company's Reserves Committee.

(5)

Mr. Halpin also holds incentive stock options to purchase 151,900 Common Shares consisting of: options to purchase 54,000 Common Shares at Cdn$6.03 per share expiring December 5, 2010, to purchase 18,900 Common Shares at Cdn$4.27 per share expiring June 8, 2012, to purchase 21,000 Common Shares at Cdn$4.93 per share expiring May 13, 2013 and to purchase 58,000 Common Shares at Cdn$2.78 per share expiring November 13, 2013.

(6)

Mr. Clarkson also holds incentive stock options to purchase 686,800 Common Shares consisting of: options to purchase 66,000 Common Shares at Cdn$6.03 per share expiring December 5, 2010, to purchase 136,000 Common Shares at Cdn$4.27 per share expiring June 8, 2012, to purchase 136,000 Common Shares at Cdn$4.93 per share expiring May 13, 2013, to purchase 228,800 Common Shares at Cdn$2.78 per share expiring November 13, 2013 and to purchase 120,000 Common Shares at Cdn$3.40 per share expiring August 21, 2014.

(7)

Mr. Herrick also holds incentive stock options to purchase 585,000 Common Shares consisting of: options to purchase 66,000 Common Shares at Cdn$6.03 per share expiring December 5, 2010, to purchase 104,000 Common Shares at Cdn$4.27 per share expiring June 8, 2012, to purchase 120,000 Common Shares at Cdn$4.93 per share expiring May 13, 2013, to purchase 195,000 Common Shares at Cdn$2.78 per share expiring November 13, 2013, and to purchase 100,000 Common Shares at Cdn$3.40 per share expiring August 21, 2014.

(8)

Mr. Noyes also holds incentive stock options to purchase 222,900 Common Shares consisting of: options to purchase 54,000 Common Shares at Cdn$6.03 per share expiring December 5, 2010, to purchase 16,500 Common Shares at Cdn$4.27 per share expiring June 8, 2012, to purchase 18,000 Common Shares at Cdn$4.93 per share expiring May 13, 2013, to purchase 74,400 Common Shares at Cdn$2.78 per share expiring November 13, 2013 and to purchase 60,000 Common Shares at Cdn$3.40 per share expiring August 21, 2014.

(9)

Mr. Chase also holds incentive stock options to purchase 177,900 Common Shares consisting of: options to purchase 54,000 Common Shares at Cdn$6.03 per share expiring December 5, 2010, to purchase 16,500 Common Shares at Cdn$4.27 per share expiring June 8, 2012, to purchase 18,000 Common Shares at Cdn$4.93 per share expiring May 13, 2013, to purchase 59,400 Common Shares at Cdn$2.78 per share expiring November 13, 2013 and to purchase 30,000 Common Shares at Cdn$3.40 per share expiring August 21, 2014.

(10)

Mr. Dyment holds incentive stock options to purchase 198,100 Common Shares consisting of: options to purchase 54,000 Common Shares at Cdn$6.03 per share expiring December 5, 2010, to purchase 18,000 Common Shares at Cdn$4.27 per share expiring June 8, 2012, to purchase 20,100 Common Shares at Cdn$4.93 per share expiring May 13, 2013, to purchase 66,000 Common Shares at Cdn$2.78 per share expiring November 13, 2013 and to purchase 40,000 Common Shares at Cdn$3.40 per share expiring August 21, 2014.

(11)	Mr. Guidry holds stock options to purchase 120,000 Common Shares consisting of: options to purchase 120,000 Common Shares at Cdn$3.77 per share expiring October 5, 2014.
(12)

Mr. Ferguson also holds incentive stock options to purchase 479,700 Common Shares consisting of: options to purchase 66,000 Common Shares at Cdn$6.03 per share expiring December 5, 2010, to purchase 63,000 Common Shares at Cdn$4.27 per share expiring June 8, 2012, to purchase 100,800 Common Shares at Cdn$4.93 per share expiring May 13, 2013, to purchase 159,900 Common Shares at Cdn$2.78 per share expiring November 13, 2013 and to purchase 90,000 Common Shares at Cdn$3.40 per share expiring August 21, 2014.

Cease-Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer is as at the date hereof, or has been, within 10 years of the date hereof, a director or executive officer of any company, including TransGlobe, which while that person was acting in that capacity:

(a)	was the subject of a cease- trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days,

(c)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or comprise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)

has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

In addition, no director has had any penalties or sanctions imposed against him or entered into any settlement agreement in respect of any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, including a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body.

Conflicts of Interest

Directors and officers of the Company may, from time to time, be involved with the business and operations of other oil and gas issuers, in which case a conflict may arise. See "Risk Factors".

HUMAN RESOURCES

The Company currently employs 59 full-time employees and 6 full-time and 6 part-time consultants. The Company intends to add additional professional and administrative staff as the needs arise.

INTEREST OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Company during, or related to, the Company's most recently completed financial year other than DeGolyer, the Company's independent engineering evaluator. As at the date hereof, to the knowledge of management of the Company, none of the aforementioned persons or companies, or principals thereof, had any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of its associates or affiliates either at the time they prepared the statement, report or valuation prepared by it, at any time thereafter or to be received by them.

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

Deloitte & Touche LLP is independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no outstanding legal proceedings material to the Company to which the Company is a party or in respect of which any of its respective properties are subject, nor are there any such proceedings known to be contemplated. In addition, there were no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the 2009 financial year, no other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision, and no settlement agreements entered into by the Company with a court relating to securities legislation or with a securities regulatory authority during the 2009 financial year.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth herein, there were no material interests, direct or indirect, of any directors or executive officers of the Company, any shareholder who beneficially owns more than 10% of the outstanding Common Shares or who exercises control or direction over more than 10% of the outstanding Common Shares, or any known associate or affiliate of such persons, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company.

To the best of the Company's knowledge and based on existing information, as at the date hereof, there are no persons who own, controlled or directed, of record or beneficially, directly or indirectly, more than 10% of the outstanding Common Shares other than at March 17, 2010, Montrusco Bolton Investments Inc. of Montreal, on behalf of its clients, has direct and/or indirect control over 9,665,710 Common Shares, representing 14.8% of all the issued and outstanding shares of TransGlobe.

TRANSFER AGENT AND REGISTRAR

Olympia Trust Company, at its principal offices in Calgary, Alberta and Toronto, Ontario is the transfer agent and registrar of the Common Shares of the Company.

MATERIAL CONTRACTS

Other than discussed herein, there are no material contracts, other than the contracts entered into in the ordinary course of business, that are material to the Company that were entered into within the most recently completed financial year, or before the most recently completed financial year but are still in effect.

AUDIT COMMITTEE INFORMATION

Composition of the Audit Committee

The audit committee of the Company (the "Audit Committee") is comprised of Messrs. Fred Dyment, Geoffrey Chase, Robert Halpin and Gary Guidry (effective November 3, 2009). The following chart sets out the assessment of each Audit Committee member's independence, financial literacy and relevant educational background and experience supporting such financial literacy.

Financially
Name and Place of Residence	Independent	Literate	Relevant Education and Experience

Fred J. Dyment Alberta, Canada	Yes	Yes

Mr. Dyment received a Chartered Accountant designation from the Province of Ontario in 1972 and is a member of the Alberta Institute of Chartered Accountants. He has over 30 years of executive financial management experience at several mid-size public corporations, many of which had international operations, where he served as President, CEO, CFO and director. Currently, Mr. Dyment is a member of the Board of Directors of several other public companies.

Geoffrey C. Chase Alberta, Canada	Yes	Yes

Mr. Chase received a B.Sc. in Applied Science from Queen's University, Ontario and is a P.Eng. in the Province of Alberta. He has over 35 years of international executive management experience with a major and with a mid-size public petroleum corporation. His activities have involved various aspects of financial planning, budgeting and operations.

Robert A. Halpin Alberta, Canada	Yes	Yes

Mr. Halpin received a B.Sc. from Queen's University, Ontario in 1957 and is a P.Eng. in the Province of Alberta. He has over 50 years of international executive management and director experience at several major and independent international corporations where he has been involved in various aspects of financial planning, budgeting and operations.

Gary S. Guidry Alberta, Canada	Yes	Yes

Mr. Guidry received a Bachelor of Science in Petroleum Engineering from Texas A&M University in Texas, U.S.A. in 1980 and is a P.Eng. in the Province of Alberta. He has 30 years of international experience, including executive management experience where he has been involved in various aspects of financial planning, budgeting and operations.

Pre-Approval of Policies and Procedures

All non-audit services with our auditors, Deloitte & Touche LLP, require pre-approval by the Audit Committee.

Audit Committee Charter

The full text of the Company's audit committee charter is included in Schedule "C" to this Annual Information Form.

Audit Service Fees

The following table sets forth the audit service fees paid by TransGlobe to Deloitte & Touche LLP for the periods indicated:

	Fiscal Year
	Ended	Aggregate Fees
Type of Fees	December 31	Billed	Nature of Services Performed
Audit and Interim Review Fees	2009	Cdn$653,119	2008/09 corporate year-end, 2009 quarterly reviews, SOX testing and short form prospectus
	2008	Cdn$566,447	2007/08 corporate year-end, 2008 quarterly reviews and SOX testing
Tax Fees	2009	Cdn$38,734	2008 corporate tax returns, tax compliance and planning
	2008	Cdn$35,433	2007 corporate tax returns, tax compliance and planning
All Other Fees	2009	Cdn$35,429	Software program for oil and gas reconnaissance
	2008	Cdn$33,964	Software program for oil and gas reconnaissance

RISK FACTORS

General Conditions Relating to Oil and Gas Exploration and Production Operations

The Company's operations are subject to all the risks normally incident to the exploration for and production of oil and natural gas including geological risks, operating risks, political risks, development risks, marketing risks, and logistical risks of operating in Yemen and Egypt.

Industry Risks

The Company is subject to normal industry risks due to the relatively small size of the Company, its level of cash flow, and the nature of the Company's involvement in the exploration for, and the acquisition, development and production of, oil and natural gas. Exploration for oil and natural gas involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered by the Company.

The Company's operations are subject to the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, premature decline of reservoirs, invasion of water into producing formations, blow-outs, cratering, fires and oil spills, all of which could result in personal injuries, loss of life and damage to the property of the Company and others. Although the Company maintains insurance, in amounts and coverages which it considers adequate and in accordance with customary industry practice, the Company is not fully insured against all of these risks, nor are all such risks insurable, and, as a result, liability of the Company arising from these risks could have a material adverse effect upon its financial condition.

The operations and earnings of the Company may be affected from time to time in varying degrees by political developments and laws and regulations, such as forced divestiture of assets, restrictions on production, imports and exports; price controls, tax increases, royalty increases and retroactive tax claims, expropriations of property; and cancellation of contract rights. Both the likelihood of such occurrences and their overall effect upon the Company can vary greatly and are not predictable.

The marketability and price of oil and natural gas which may be acquired or discovered by the Company may be affected by numerous factors beyond the control of the Company. The Company may be affected by the differential between the price paid by refiners for light, quality oil and various grades of oil produced by the Company. The Company is subject to market fluctuations in the prices of oil and natural gas, deliverability uncertainties related to the proximity of its reserves to pipeline and processing facilities and extensive government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

The Company's operations will be further affected by the remoteness of, and restrictions on access to, certain properties as well as climatic conditions. The Company is also subject to compliance with local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment. The Company is not aware of present material liability related to environmental matters. However, it may, in the future, be subject to liability for environmental offences of which it is presently unaware.

Exploration and Development

The Company's participation in Blocks 32, 72, 75, 84 and S-1 in Yemen, as well as the Nuqra Block 1, East Ghazalat and West Gharib PSCs in Egypt represent major undertakings. The exploration programs in Yemen and Egypt are high-risk ventures with uncertain prospects for ongoing success.

The operations and earnings of the Company and its subsidiaries are also affected by local, regional and global events or conditions that affect supply and demand for oil and natural gas. These events or conditions are generally not predictable and include, among other things, the development of new supply sources; supply disruptions; weather; international political events; technological advances; and the competitiveness of alternative energy sources or product substitutes.

Competition

The Company encounters strong competition from other independent operators and from major oil companies in acquiring properties suitable for development, in contracting for drilling equipment, production equipment and in securing trained personnel. Many of these competitors have financial resources and staffs substantially larger than those available to the Company. The availability of a ready market for oil and gas discovered by the Company depends on numerous factors beyond its control, including the extent of production and imports of oil and gas, the demand for its products, the proximity and capacity of natural gas pipelines and the effect of provincial, state or federal regulations.

Interests in Properties

The Company participates in Egypt and Yemen with industry partners with access to greater resources from which to meet their joint venture capital commitments. Should the Company be unable to meet its commitments, the joint venture partners may assume some or all of the Company's deficiency and thereby assume a pro-rata portion of the Company's interest in production from the joint venture lands. The Company is not a majority interest owner in all of its properties and does not have sole control over the future course of development in those properties in which it holds less than 100% interest.

Government Regulation

In the areas where the Company conducts activities, there are statutory laws and regulations governing the activities of oil and gas companies. These laws and regulations allow administrative agencies to govern the activities of oil companies in the development, production and sale of both oil and gas. Changes in these laws and regulations may substantially increase or decrease the costs of conducting any exploration or development project. The Company believes that its operations comply with all applicable legislation and regulations and that the existence of such regulations has no more restrictive effect on the Company's method of operations than on similar companies in the industry.

Political Risks Relating to Egypt and Yemen

Beyond the risks inherent in the oil and gas industry, the Company is subject to additional risks resulting from doing business in Egypt and Yemen. While the Company has attempted to reduce many of these risks through agreements with the Governments of Egypt, Yemen and others, no assurance can be given that such risks have been mitigated. These risks can involve matters arising out of the evolving laws and policies of Egypt and Yemen, the imposition of special taxes or similar charges, oil export or pipeline restrictions, foreign exchange fluctuations and currency controls, the unenforceability of contractual rights or the taking of property without fair compensation, restrictions on the use of expatriates in the operations and other matters.

There can be no assurance that the agreements entered into with the Government of Egypt and the Government of Yemen and others are enforceable or binding in accordance with TransGlobe's understanding of their terms or that if breached, the Company would be able to find a remedy. The Company bears the risk that a change of government could occur and a new government may void the agreements, laws and regulations that the Company is relying on. Operations in Egypt and Yemen are subject to risks due to the harsh climate, difficult topography and the potential for social, political, economic, legal and financial instability.

Reliance Upon Officers

The Company is largely dependent upon the personal efforts and abilities of its corporate officers. The loss or unavailability to the Company of these individuals may have a material adverse effect upon the Company's business, especially in Egypt and Yemen.

Multi-jurisdictional Legal Risks

The Company is incorporated under the laws of the Province of Alberta, Canada, and all of the Company's directors and all of its officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon those directors or officers, who are not residents of the United States, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under the Securities Exchange Act of 1934, as amended (United States). Furthermore, it may be difficult for investors to enforce judgements of the U.S. courts based on civil liability provisions of the U.S. federal securities laws in a Canadian court against the Company or any of the Company's non-U.S. resident executive officers or directors. There is substantial doubt whether an original lawsuit could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Reserve Information

The reserve and recovery information contained in the DeGolyer Report are only estimates and the actual production and ultimate reserves from the Company's properties may be greater or less than the estimates prepared in such report. The DeGolyer Report has been prepared using certain commodity price assumptions which are described in the notes to the reserve tables. If lower prices for crude oil, natural gas liquids and natural gas are realized by the Company and substituted for the price assumptions utilized in the report, the present value of estimated future net cash flows for the Company's reserves would be reduced and the reduction could be significant, particularly based on the constant price case assumptions. Exploration for oil and natural gas involves many risks, which even a combination of experience and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered by the Company.

Additional Financing Requirements

The future development of the Company's oil and natural gas properties may require additional financing and there are no assurances that such financing will be available or, if available, will be available upon acceptable terms.

Canadian Tax Considerations

As the Company is engaged in the oil and natural gas business, its operations are subject to certain unique provisions of the Income Tax Act (Canada) and applicable provincial income tax legislation relating to characterization of costs incurred in their businesses which effects whether such costs are deductible and, if deductible, the rate at which they may be deducted for the purposes of calculating taxable income. The Company has reviewed its historical income tax returns with respect to the characterization of the costs incurred in the oil and natural gas business as well as other matters generally applicable to all corporations including the ability to offset future income against prior year losses. The Company has filed or will file all required income tax returns and believes that it is in full compliance with the provisions of the Income Tax Act (Canada) and applicable provincial income tax legislation, but such returns are subject to reassessment. In the event of a successful reassessment of the Company it may be subject to a higher than expected past or future income tax liability as well as potentially interest and penalties and such amount could be material.

Exchange Rate Risks

The Canadian to US dollar exchange rate has fluctuated over time. The Company's exposure to currency exchange rate risks is primarily limited to Canadian general and administrative expenses which are paid for in Canadian dollars.

Capital Markets

As a result of the weakened global economic situation, the Company, along with all other oil and gas entities, will have restricted access to capital and increased borrowing costs. The lending capacity of all financial institutions has diminished and risk premiums have increased independent of the Company's business and asset base. As future capital expenditures will be financed out of cash generated from operations, borrowings and possible future equity sales, the Company's ability to do so is dependent on, among other factors, the overall state of capital markets and investor appetite for investments in the energy industry and the Company's securities in particular.

To the extent that external sources of capital become limited or unavailable or available on onerous terms, the Company's ability to make capital investments and maintain existing assets may be impaired, and its assets, liabilities, business, financial condition and results of operations may be materially and adversely affected as a result.

Based on current funds available and expected cash from operations, the Company believes it has sufficient funds available to fund its projected capital expenditures. However, if cash flow from operations is lower than expected or capital costs for these projects exceed current estimates, or if the Company incurs major unanticipated expenses related to development or maintenance of its existing properties, it may be required to seek additional capital to maintain its capital expenditures at planned levels. Failure to obtain any financing necessary for the Company's capital expenditure plans may result in a delay in development or production on the Company's properties.

Refinancing Risk

The Company currently has a US$60.0 million syndicated credit facility with a syndicate of four banks of which US$50.0 million is currently drawn. At the option of the Company, the lenders will review the credit facility and determine if they will renew for a further term. In the event that the facility is not extended before September 25, 2010, indebtedness under the facility will be repayable at that date. There is also a risk that the credit facility will not be renewed for the same term or on the same terms. Any of these events could affect the Company's ability to fund ongoing operations.

The Company is required to comply with covenants under the credit facility. In the event that the Company does not comply with covenants under the credit facility, the Company's access to capital could be restricted or repayment could be required. The Company routinely reviews the covenants based on actual and forecast results and has the ability to make changes to its development plans to comply with covenants under the credit facility.

Third-Party Credit Risk

The Company is and may in the future be exposed to third-party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties, including the governments of Yemen and Egypt. Significant changes in the oil and natural gas industry, including fluctuations in commodity prices and economic conditions, environmental regulations, government policy, royalty rates and other geopolitical factors, could adversely affect the Company's ability to realize the full value of its accounts receivable. The Company currently has, and historically has had, a significant account receivable outstanding from the government of Egypt. While the government of Egypt does make regular payments on these amounts owing, the timing of these payments has historically been longer than normal industry standard. While the Company has no reason to believe that it will not collect this account receivable in full, there can be no assurance that this will occur. In the event the government of Egypt fails to meet its obligations, or other third-party creditors fail to meet their obligations to the Company, such failures could individually or in the aggregate have a material adverse effect on the Company, its cash flow from operations and its ability to conduct its ongoing capital expenditure program.

Dividends

The Company does not anticipate paying any dividends on its outstanding shares in the foreseeable future.

Conflicts of Interest

The directors of the Company may be engaged and may continue to be engaged in the search for oil and gas interests on their own behalf and on behalf of other companies, and situations may arise where the directors may be in direct competition with the Company. Conflicts of interest, if any, which arise will be subject to and governed by procedures prescribed by the corporation's governing corporate law statute which require a director of a corporation who is a party to, or is a director or an officer of, or has some material interest in any person who is a party to, a material contract or proposed material contract with the Company, disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under such legislation.

Reliance on Key Personnel

Holders of Common Shares of the Company must rely upon the experience and expertise of the management of the Company. The continued success of the Company is largely dependent on the performance of its key employees. Failure to retain or to attract and retain additional key employees with necessary skills could have a materially adverse impact upon the Company's growth and profitability.

Dilutive Effect of Financings and Acquisitions

TransGlobe may make future acquisitions or enter into financing or other transactions involving the issuance of securities of TransGlobe which may be dilutive.

Foreign Subsidiaries

The Company currently conducts all of its operations through its subsidiaries and foreign branches. Therefore, to the extent of these holdings, the Company will be dependent on the cash flows of these subsidiaries to meet its obligations. The ability of its subsidiaries to make payments to the Company may be constrained by among other things: the level of taxation, particularly corporate profits and withholding taxes, in the jurisdiction in which it operates; and the introduction of exchange controls or repatriation restrictions or the availability of hard currency to be repatriated.

Risks of Foreign Operations

All of the Company's current production is located in Egypt and Yemen. As such, the Company is subject to political, economic, and other uncertainties, including, but not limited to, expropriation of property without fair compensation, changes in energy policies or the personnel administering them, nationalization, currency fluctuations and devaluations, exchange controls and royalty and tax increases and other risks arising out of foreign governmental sovereignty over the areas in which the Company's operations are conducted, as well as risks of loss due to civil strife, acts of war, terrorist activities and insurrections. The Company's operations may also be adversely affected by laws and policies of Canada, Egypt and Yemen affecting foreign trade, taxation and investment. In the event of a dispute arising in connection with the Company's operations in Egypt and Yemen, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgements in such other jurisdictions. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, the Company's exploration, development and production activities in Egypt and Yemen could be substantially affected by factors beyond the Company's control, any of which could have a material adverse effect on the Company.

The Company's operations may be adversely affected by changes in government policies and legislation or social instability and other factors which are not within the control of TransGlobe including, among other things, a change in oil or natural gas pricing policy, the actions of national labour unions, the risks of war, terrorism, abduction, expropriation and nationalization, renegotiation or nullification of existing concessions and contracts, changes in taxation policies, economic sanctions and the imposition of specific drilling obligations and the development and abandonment of fields.

If the Company's operations are disrupted and/or the economic integrity of its projects are threatened for unexpected reasons, its business may be harmed. These unexpected events may be due to technical difficulties, operational difficulties which impact the production, transport or sale of the Company's products, security risks related to guerrilla activities, geographic and weather conditions, political changes, business reasons or otherwise. Prolonged problems may threaten the commercial viability of its operations.

Legal Systems

There can be no assurance that joint ventures, licenses, license applications or other legal arrangements will not be adversely affected by changes in governments, the actions of government authorities or others, or the effectiveness and enforcement of such arrangements.

Marketability of Production

The marketability of the Company's production depends in part upon a variety of factors, some of which are beyond the Company's control. Some of these factors include the Company's ability to transport its crude oil to market, access processing facilities and refining capacity and obtain required regulatory approvals. Other factors include the nature of the crude oil the Company produces, the availability, proximity and capacity of production gathering systems and pipelines, state control and regulation of crude oil and natural gas production, transportation and export and government intervention in the internal energy demand and supply balance. If marketability factors change, the impact on the Company's ability to generate revenues and operate profitably could be substantial.

Title to Properties

Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of the Company which could result in a reduction of the revenue received by the Company.

Environmental Regulation and Risks

National and local environmental laws and regulations in Egypt and Yemen affect the operations of the Company. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances obligations to remediate current and former facilities and locations where operations are or were conducted. In addition, special provisions may be appropriate or required in environmentally sensitive areas of operation. There can be no assurance that the Company will not incur substantial financial obligations in connection with environmental compliance.

Significant liability could be imposed on the Company for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of properties purchased by the Company or non-compliance with environmental laws or regulations. Such liability could have a material adverse effect on the Company. Moreover, the Company cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, or more vigorous enforcement policies of any regulatory authority, could in the future require material expenditures by the Company for the installation and operation of systems and equipment for remedial measures, any or all of which may have a material adverse effect on the Company.

Natural Disasters and Weather-Related Risks

TransGlobe is subject to operating hazards normally associated with the exploration and production of oil and gas, including blowouts, explosions, oil spills, pollution, earthquakes, labour disruptions and fires. The occurrence of any such operating hazards could result in substantial losses to the Company due to injury or loss of life and damage to or destruction of oil and gas wells, formations, production facilities or other properties.

INDUSTRY CONDITIONS

Government Regulation Generally

The oil and gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by the various levels of government in Canada, Yemen and Egypt and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, Yemen and Egypt, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the Company's operations in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and the Company is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing – Oil and Natural Gas

In Egypt, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance. Egypt is not currently a member of the Organization of Petroleum Exporting Countries ("OPEC").

In Yemen, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance. Yemen is not currently a member of OPEC.

Pipeline Capacity

Both in Egypt and Yemen, export oil pipelines are owned by the respective government through cost recovery. Access to the export pipelines is negotiated with the government. Sufficient export capacity currently exists, however, industry and market conditions may affect export capacity in the future.

Royalties and Incentives

In Egypt, the respective PSCs determine the production sharing splits for the oil produced within the respective areas. The Company's share of royalties and taxes are paid out of the government's share of production sharing oil.

In Yemen, the respective PSAs determine the production sharing splits for the oil produced within the respective areas. The Company's share of royalties and taxes are paid out of the government's share of production sharing oil.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of local laws and regulations. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Trends

Certain trends that have been developing in the oil and gas industry during the past several years appear to be shaping the near future of the business.

One of the trends is the volatility of commodity prices. Following TransGlobe's divestment of all of its Canadian assets in April 2008, the Company's production consists entirely of crude oil. Crude oil prices are influenced by the world economy and OPEC's ability to adjust supply to world demand. During the latter part of 2008 and the first quarter of 2009, crude oil prices declined to multi-year lows due to the world economic crisis and the resulting reduction in demand for the commodity. With reduced volatility in the world financial markets, crude oil prices have strengthened throughout the balance of 2009 and the first quarter of 2010.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and options to purchase securities, if applicable, is contained in the Company's Information Circular for the most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided for in the Company's financial statements and the management's discussion and analysis for the year ended December 31, 2009. These documents, along with other documents affecting the rights of securityholders and other information relating to the Company, may be found on SEDAR at www.sedar.com.

SCHEDULE "A"
FORM 51-101F2
REPORT ON RESERVES DATA

To the board of directors of TransGlobe Energy Corporation (the "Company"):

1.

We have evaluated the Company's reserves data as at December 31, 2009. The reserves data are estimates of proved reserves and probable reserves and related future net revenues at December 31, 2009, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.

The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2009, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors.

		Location of	Net Present Value of Future Net Revenue
		Reserves	(before income taxes, 10% discount rate)
		(County or
Independent Qualified	Description and	Foreign
Reserves Evaluator or	Preparation Date of	Geographic
Auditor	Evaluation Report	Area)	Audited	Evaluated	Reviewed	Total
			U.S. M$	U.S. M$	U.S. M$	U.S. M$

DeGolyer and MacNaughton Canada Limited	Appraisal Report as of December 31, 2009 on Certain Properties owned by TransGlobe Energy Corporation in Egypt and Yemen dated January 21, 2010	Egypt	-	272,181	-	272,181
		Yemen	-	88,390	-	88,390
		Total	-	360,571	-	360,571

5.

In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

Executed as to our report referred to above:

DeGolyer and MacNaughton Canada Limited, Calgary, Alberta, dated March 31, 2010 .

DEGOLYER and MACNAUGHTON CANADA
LIMITED

Per:	(signed) "Colin P. Outtrim"
Colin P. Outtrim, P. Eng.

SCHEDULE "B"
FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS
ON RESERVES DATA AND OTHER INFORMATION

Management of TransGlobe Energy Corporation (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of, proved reserves and probable reserves and related future net revenues as at December 31, 2009, estimated using forecast prices and costs.

Independent qualified reserves evaluators have evaluated the Company's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the board of directors of the Company has

(a)	reviewed the Company's procedures for providing information to the independent qualified reserves evaluators;

(b)

met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of each such independent qualified reserves evaluator to report without reservation; and

(c)	reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved

(d)	the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(e)	the filing of the Form 51-101F2 which is the report of the independent qualified reserves evaluator on the reserves data; and

(f)	the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

Per:	(signed) "Ross Clarkson"	Per:	(signed) "Geoffrey Chase"
	Ross Clarkson		Geoffrey Chase
	President, Chief Executive Officer and Director		Director and Chair of the Reserves Committee

Per:	(signed) "Lloyd Herrick"	Per:	(signed) "Robert Halpin"
	Lloyd Herrick		Robert Halpin
	Vice-President, Chief Operating Officer and		Director and Chairman of the Board
Director

May 26, 2010

SCHEDULE "C"

CHARTER OF AUDIT COMMITTEE

TransGlobe's Audit Committee Charter outlines the specific roles and duties of the Committee's members.

GENERAL FUNCTIONS, AUTHORITY, AND ROLE

The Audit Committee is a committee of the Board of Directors appointed to assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) compliance by the Company with legal and regulatory requirements related to financial reporting, (3) qualifications, independence and performance of the Company's independent auditors, and (4) performance of the Company's internal controls and financial reporting process.

The Audit Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to all books, records, facilities and personnel of the Company, its auditors and its legal advisors. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the Audit Committee has the authority to independently retain special legal, accounting, or other consultants to advise it, and may request any officer or employee of the Company, its independent legal counsel or independent auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee. In its capacity as a committee of the Board of Directors, the Audit Committee has the power to determine the amount of Company funds that are appropriate for payment of (1) compensation to the Company's independent auditor engaged for the purpose of preparing audit reports and performing other audit and non-audit services, (2) independent counsel and other advisers as it determines necessary to carry out its duties and (3) ordinary administrative expenses as it determines necessary to carry out its duties. The Audit Committee also has the power to create specific sub-committees with all of the investigative powers described above.

The Company's independent auditor is ultimately accountable to the Board of Directors and to the Audit Committee; and the Board of Directors and Audit Committee, as representatives of the Company's shareholders, have the ultimate authority and responsibility to retain and evaluate the independent auditor, to nominate annually the independent auditor to be proposed for shareholder approval and to determine appropriate compensation for the independent auditor. In the course of fulfilling its specific responsibilities hereunder, the Audit Committee must maintain free and open communication between the Company's independent auditors, Board of Directors and Company management. The responsibilities of a member of the Audit Committee are in addition to such member's duties as a member of the Board of Directors.

While the Audit Committee has the responsibilities and powers set forth in this charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete, accurate, and in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditor. Nor is it the duty of the Audit Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor (other than disagreements regarding financial reporting), or to assure compliance with laws and regulations or the Company's own policies.

MEMBERSHIP

The membership of the Audit Committee will be as follows:

  The Committee will consist of a minimum of three members of the Board of Directors, appointed annually, each of whom is affirmatively confirmed by the Board of Directors as having satisfied the independence standards specified in all applicable rules of the Canadian provincial securities commissions, the U.S. Securities and Exchange Commission (the "SEC") and any securities exchange on which the Company's shares are traded, with such affirmation disclosed in the Company's Management Proxy Circular.

  The Committee will also consist of all members that meet the definition of "Financially Literate" as defined in Multilateral Instrument 52-110 Part 1(1.5) and are able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement.

  The Board will elect, by a majority vote, one member as chairperson.

  A member of the Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the Board of Directors, or any other Board committee, accept any consulting, advisory, or other compensatory fee from the Company, and may not be an affiliated person of the Company or any subsidiary thereof.

RESPONSIBILITIES

The responsibilities of the Audit Committee shall be as follows:

Frequency of Meetings

  Meet on at least a quarterly basis, either in person or by telephone.

  Meet with the independent auditor on at least a quarterly basis, either in person or by telephone.

Reporting Responsibilities

  Provide to the Board of Directors proper Committee minutes.

  Report Committee actions to the Board of Directors with such recommendations as the Committee may deem appropriate.

Charter Review

  Annually review and reassess the adequacy of this Charter and recommend any proposed changes to the Board of Directors for approval.

Advice of Counsel

  The Committee shall receive and review any reports from counsel to the Company concerning evidence of any material violation of law by the Company.

Whistleblower Mechanisms

  Adopt and review annually a mechanism through which employees and others can directly and anonymously contact the Audit Committee with concerns about accounting, internal accounting controls and auditing matters. The mechanism must include procedures for receiving, responding to, and keeping of records of, any such expressions of concern.

Independent Auditor

  Nominate annually the independent auditor to be proposed for shareholder approval.

  Approve the compensation of the independent auditor, and evaluate the performance of the independent auditor.

  Establish policies and procedures for the engagement of the independent auditor to provide non-audit services.

Insure that the independent auditor is not engaged for any activities not allowed by any of the Canadian provincial securities commissions, the SEC or any securities exchange on which the Company's shares are traded.

Ensure that the independent auditor is not engaged for any of the following nine types of non-audit services contemporaneous with the audit:

Bookkeeping or other services related to accounting records or financial statements of the Company;

Financial information systems design and implementation;

Appraisal or valuation services, fairness opinions, or contributions-in-kind reports;

Actuarial services;

Internal audit outsourcing services;

Any management or human resources function;

Broker, dealer, investment advisor, or investment banking services;

Legal services; and

Expert services related to the auditing service.

Ensure that the independent auditor is compliant with the SEC, any security exchange on which the Company's shares are traded and the Institute of Chartered Accountants of Alberta (Rules of Professional Conduct) regarding Audit Partner Rotation requirements.

Hiring Practices

  Ensure that no senior officer or employee who is, or in the past full year has been, affiliated with or employed by a present or former auditor of the Company or an affiliate, is hired by the Company until at least one full year after the end of either the affiliation or the auditing relationship.

Independence Test

Take reasonable steps to confirm the independence of the independent auditor, which shall include:

ensuring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Company, consistent with the Independence Standards Board Standard No. 1 and related Canadian regulatory body standards;

considering and discussing with the independent auditor any relationships or services, including non-audit services, that may impact the objectivity and independence of the independent auditor; and

as necessary, taking, or recommending that the Board of Directors take, appropriate action to oversee the independence of the independent auditor.

Audit Committee Meetings

  The Audit Committee may request the presence of the independent auditor at any Audit Committee meeting.

  At the request of the independent auditor, convene a meeting of the Audit Committee to consider matters the auditor believes should be brought to the attention of the directors or shareholders.

  Keep minutes of its meetings and report to the Board for approval of any actions taken or recommendations made.

Restrictions

  Ensure no restrictions are placed by management on the scope of the auditors' review and examination of the Company's accounts.

  Ensure that no Officer or Director attempts to fraudulently influence, coerce, manipulate or mislead any accountant engaged in auditing of the Company's financial statements.

AUDIT AND REVIEW PROCESS AND RESULTS

Scope

  Consider, in consultation with the independent auditor, the audit scope and plan of the independent auditor.

Review Process and Results

Consider and review with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61, as the same may be modified or supplemented from time to time.

Review and discuss with management and the independent auditor at the completion of the annual examination:

the Company's audited financial statements and related notes;

the Company's MD&A and news releases related to financial results;

the independent auditor's audit of the financial statements and its report thereon;

any significant changes required in the independent auditor's audit plan;

any non-GAAP related financial information;

any serious difficulties or disputes with management encountered during the course of the audit; and

other matters related to the conduct of the audit, which are to be communicated to the Audit Committee under generally accepted auditing standards.

Review and discuss with management and the independent auditor annual and interim financial statements (including related notes and MD&A) at the completion of any review engagement or other examination and prior to public disclosure, and resolve to recommend approval of said documents to the Board of Directors.

  Review and discuss with management and the independent auditor the adequacy of the Company's internal control over financial reporting that management and the Board of Directors have established and the effectiveness of those systems, including, but not limited to, review and discussion of (1) management's report on its assessment of the effectiveness of internal control over financial reporting as of the end of each fiscal year and the independent auditor's report on management's assessment and the effectiveness of internal control over financial reporting, (2) inquiry of management and the independent auditor about significant financial risks, exposures, deficiencies or material weaknesses identified and the steps management has taken to minimize such risks, exposures, deficiencies and material weaknesses to the Company and (3) any changes in internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting and are required to be disclosed, as well as any other changes in internal control over financial reporting that were considered for disclosure in the Company's periodic filings with the SEC.

  Meet separately with the independent auditor, management and the CFO as necessary or appropriate to discuss any matters that the Audit Committee or any of these groups believe should be discussed privately with the Audit Committee.

  Review and discuss with management and the independent auditor the accounting policies which may be viewed as critical, including all alternative treatments for financial information within generally accepted accounting principles that have been discussed with management, and review and discuss any significant changes in the accounting policies of the Company and industry accounting and regulatory financial reporting proposals that may have a significant impact on the Company's financial reports.

  Review with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures, if any, on the Company's financial statements.

  Review with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company's financial statements or accounting policies.

  Review with the Company's General Counsel legal matters that may have a material impact on the financial statements, the Company's financial compliance policies and any material reports or inquiries received from regulators or governmental agencies related to financial matters.

SECURITIES REGULATORY FILINGS

  Review, prior to filing with regulatory bodies, annual and periodic filings with the Canadian provincial securities commissions and the SEC and other published documents containing the Company's financial statements.

RISK ASSESSMENT

  Review the Company's policies with respect to risk assessment and risk management including, without limitation, environmental risk, insurance coverage and the risk of fraud. The Committee also shall discuss the Company's major risk exposures and the steps management has taken to monitor and control them.

AMENDMENTS TO AUDIT COMMITTEE CHARTER

  Annually review this Charter and propose amendments to be ratified by a simple majority of the Board of Directors.